Exhibit 99.3

ASML Holding N.V.

Corporate Responsibility Report 2014

Contents

6	Message from the Presidents

8	About ASML
8	Our company
9	Our products
10	Our value chain
10	The value we create

12	Our stakeholders and corporate responsibility strategy
12	Stakeholder engagement
14	Materiality analysis and risk factors
16	Our corporate responsibility strategy

19	Governance

20	Performance
20	Technology leadership
20	Innovation
21	Knowledge management
23	Product stewardship

25	People
25	Talent management
26	Sustainable relationship with our people

28	Customer and supplier intimacy
28	Sustainable relationship with customers
30	Sustainable relationship with suppliers

33	Responsible business behavior
33	Business risk and business continuity
34	Business ethics and human rights
36	Tax strategy and transparency
36	Labor relations and fair remuneration
38	Community involvement
41	Conflict minerals
41	Product safety and compliance
43	Environment, health and safety

50	Appendix
50	Other indicators
54	Independent assurance statement
55	About the report
57	Non-financial data definitions
63	GRI content index for ‘In accordance’ – Core
73	Forward looking statements
74	List of abbreviations

76	ASML contact information

ASML Corporate Responsibility Report 2014

Message from the Presidents

Dear reader,

The semiconductor industry is the base on which all electronic innovation is built. Developments in areas as diverse as 3D printing, health care, automotive electronics, agriculture, transportation, and biotech are contributing to megatrends such as big data analytics and the ‘Internet of Things’. ASML plays a crucial role in enabling this continuous innovation that is adding value to people’s lives.

In 2014, we generated net sales of 5,856 million euros and an operating income of 1,282 million euros. Net income amounted to 1,197 million euros or 20% of net sales, representing basic net income per ordinary share of 2.74 euros.

More than delivering a strong financial performance, ASML wants to create long-term value for our stakeholders and for society as a whole. To this end we identify and manage non-financial developments that are material to our business and performance. These could vary from a potential scarcity of highly-skilled technicians, to growing customer demand for more energy efficient chip-making machines, and the trend towards even greater transparency and accountability. Investing in these non-financial, or corporate responsibility themes is a prerequisite for ASML’s long-term business continuity and success. We can significantly enhance our long-term performance if we successfully manage the risks associated with these developments and seize the opportunities they offer.

In 2014, we moved corporate responsibility (CR) higher on ASML’s business agenda. We further developed our CR strategy and policy that formulates our ambitions for the period 2015-2020. It sets out the main non-financial, social and environmental impact areas and key performance indicators we will use to measure our progress. The CR indicators will be the basis, among other indicators, for senior management remuneration. Together with our financial objectives focusing on time to profitability, we believe this is an important step towards further aligning our corporate responsibility objectives with our business strategy and a significant step towards the integration of financial and non-financial reporting.

This CR report describes our strategy, achievements and contributions to sustainable business practices in 2014. Our strategy is based on three pillars: technology leadership, customer and supplier intimacy, and entrepreneurial people. This is complemented with responsible behavior as a prerequisite in executing our strategy. The following paragraphs below reflect the main achievements in 2014 and address the dilemmas that have been prioritized going forward with respect to each of these elements.

Technology Leadership

Strong sales of our most advanced machines and applications in 2014 reflect the strength of our innovations. Our EUV program showed substantial progress in 2014. Fueling future innovation, all installed NXE:3300B EUV systems have been upgraded to a wafer processing capability of more than 500 wafers per day. The integration with the light source is progressing steadily. We remain on target to deliver systems with a productivity of 1500 wafers per day in 2016. In our software and metrology products portfolio, demand for Yieldstar systems continued to grow. Our application experts are engaged with our key customers to jointly deliver the best lithography performance. Intensifying training in the technical competencies and functions of our products supports these advances. But we cannot drive innovation on our own. A priority for us is to collaborate even more closely with our customers and suppliers and share knowledge in an open innovation environment to enable industry growth in a sustainable way and achieve our joint goal of achieving cost-effective shrink and fueling continuous innovation that is adding value to people’s lives.

People

To manage and attract talent, we focused our efforts on promoting technology and offering scholarships as well as developing our existing talent by implementing an improved people performance management system. In 2014, we carried out more Great Place to Work (GPTW) projects to engage our employees, such as refurbishing our outdoor campus, creating flexible workplaces in our offices and executing a vitality program to help employees maintain a healthy work-life balance. Although our annual employee satisfaction survey results show appreciation among employees for development opportunities, it remains an area for continuous improvement. The survey also showed a number of improvements related to employee roles and responsibilities, which we will address as a priority going forward.

Customer and supplier intimacy

To enhance the quality of our relationships with customers and suppliers we collaborate closely with them on innovation, entrepreneurship, partnership and risk, thereby ensuring our joint success. We changed our Strategic Sourcing and Procurement organization and held regular customer review meetings to better align and support the challenges we face in producing ever more value-effective and energy-efficient chips. Achieving this, in balance with responsible behavior, remains a priority for our approach.

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Responsible business behavior

We achieved the objectives set out in our 2010-2015 plan related to reducing our net CO2 emissions and increasing our waste recycling rate. As a result of our company growth, we did not achieve our target to reduce the overall waste. Balancing our company growth and responsible behavior is a continued priority going forward.

To celebrate our company’s 30th anniversary on April 1, 2014, we launched 30 for Change, a global initiative with the ASML Foundation to support 29 projects reflecting ASML’s diversity and empowering underprivileged youth through education. Our company is founded on a deep understanding of science and technology, combined with the creative drive to tackle any challenge. Success would not be possible without the cornerstone of quality education. Our employees worldwide worked together in submitting, selecting and raising funds for the charity projects highlighted throughout this report. These projects strengthen our bonds with the community, while at the same time contributing to employee involvement and our need to have access to the largest possible pool of technical talent.

We are committed to continually improving our CR strategy, related policies, standards, and programs to meet our stakeholders’ needs and expectations.

Peter Wennink

President and Chief Executive Officer

Dated: February 10, 2015

Martin van den Brink

President and Chief Technology Officer

Dated: February 10, 2015

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About ASML

Our company

ASML is a leading manufacturer of chip-making equipment and a key supplier for the semiconductor industry worldwide. We design and develop complex technology for high-tech lithography machines that are used to produce chips to power electronic, communications and information technology products.

We help to continue Moore’s Law1 by providing cutting-edge technology so our customers can manufacture ever smaller, cheaper, more powerful and energy-efficient semiconductors.

ASML is a multinational company with over 70 locations in 16 countries. Our headquarters are in Veldhoven, the Netherlands. We have manufacturing sites in Veldhoven (Netherlands), Wilton and San Diego (U.S.), Linkou (Taiwan) and Pyeongtaek (Korea). Technology development centers and training facilities are located in Japan, Korea, the Netherlands, Taiwan and the United States. In most of our other locations we operate our customer support activities.

In 2014, we generated net sales of EUR 5,856 million and operating income of EUR 1,282 million or 22% of net sales. Net income in 2014 amounted to EUR 1,197 million or 20% of net sales, representing basic net income per ordinary share of EUR 2.74. More information on our financial performance can be found in our annual report.

As at December 31, 2014, ASML employed 11,318 payroll employees (2013: 10,360) and 2,754 temporary workers (2013: 2,865), measured in FTEs. Our multicultural workforce represents more than 85 nationalities.

Founded in 1984, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

General indicators ASML[1]	2011	2012	2013	2014

Net sales in million euros	5,651	4,732	5,245	5,856
Number of systems sold	222	170	157	136
R&D investments in million euros	590	589	882	1,074
Number of payroll employees in FTEs	7,955	8,424	10,360	11,318
Number of temporary employees in FTEs	1,935	2,137	2,865	2,754

1	Numbers are derived from the US GAAP Consolidated Financial Statements (Annual Report on Form 20-F) and as of 2013 include ASML Motion and Cymer.

1)	Intel co-founder Gordon Moore stated in 1965 that the number of transistors per chip (same surface of silicon) would double every year at same cost. Later adjusted to every two years, the trend has held for more than four decades.

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Our products

ASML is a key supplier to the chip industry. We develop lithography systems and related products. Lithography systems are used to print complex circuit patterns onto wafers. Wafers are the primary raw material for integrated circuits (also called ICs or chips). To help our customers make smaller, faster, and more energy-efficient chips we focus on three core areas: Twinscan NXT (DUV), Twinscan NXE (EUV), and holistic lithography solutions.

•

We offer Twinscan DUV systems for processing wafers and imaging at a resolution down to 38 nm. Twinscan systems also include immersion lithography systems (Twinscan NXT). A fluid is placed between the wafer and the projection lens to enhance focus and shrink the circuit patterns, enabling customers to make the integrated circuits smaller or add more functionality. Finer circuit patterns allow electricity to move across the chip faster, boosting its performance. ASML pioneered this ‘wet’ technology and there is strong demand for our immersion-based systems.

•

Our next-generation lithographic machines (Twinscan NXE) are equipped with an entirely new extreme ultraviolet (EUV) light source technology and a new optical technology that uses reflective mirrors rather than the traditional refractive optics. The EUV platform will produce integrated circuits of 16 nanometer resolution and smaller.

•

We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production, and achieve better imaging at higher resolutions.

ASML also provides customer services that ensure rapid, efficient installation of the systems, superior support and training to optimize manufacturing processes of our customers. We continue to refurbish older lithography systems (PAS), extending thus the life of the equipment and effectively increasing its residual value.

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Our value chain

Key to ASML’s success is the concept of open innovation. We define open innovation as collaborating with partners outside our company and sharing the risks and rewards of the outcome and process. Innovation is risky and few ideas for new technologies culminate in success. Developing new lithography equipment is expensive. Accordingly, there are only a few primary suppliers active in the industry: ASML, Nikon, and Canon. In 2014, ASML was one of the world’s leading providers of lithography equipment, based on revenue as measured by Gartner Dataquest2.

ASML has built a collaborative community of suppliers, customers, solution partners and universities that we work with to minimize the cost of innovation and maximize the chance of a successful outcome, resulting in our products. We outsource production of a significant part of components and modules to our supply chain. Our manufacturing activities comprise subassembly and testing of certain modules and the final assembly and fine tuning / testing of a complete system from components and modules that are manufactured to our specifications by third parties and by us. Our products are delivered to Integrated Device Manufacturers (IDM) and Foundries (together Logic), NAND-Flash memory, and DRAM memory chip makers (together Memory). In turn, customers of our customers use the integrated circuits in various cheaper, more powerful, and energy-efficient consumer electronics and applications.

The value we create

We have identified several areas related to our financial, social, and environmental impact, which are depicted in the value creation diagram below:

•	Stakeholder interests as well as global trends are input when defining our strategy.
•

Our purpose is to support the chip-making industry to realize ‘shrink’, or reducing the size of chip designs. That’s because the growth of the semiconductor industry is dependent on continually making chips smaller and cheaper yet able to perform more functions at higher speeds and using less power. This is a long-term trend that will continue for the foreseeable future and will be accompanied by ongoing demand for equipment that can produce these advanced integrated circuits in high volumes at the lowest possible cost.

•

Our strategy is based on three pillars: technology leadership, customer and supplier intimacy, and entrepreneurial people. This is complemented with responsible behavior as a prerequisite in executing our strategy.

•	ASML is uniquely positioned in the semiconductor industry, providing highly-advanced imaging solutions.
•

ASML creates economic value by realizing financial results and stimulating employment opportunities. ASML also creates social value. Our focus on innovation with partners and highly skilled employees stimulates welfare and knowledge sharing across the value chain. In addition, we have a direct effect on the technological possibilities for our customers and in turn proliferation of technology to their customers – our multiplier effect. By improving our lithography technology we make it possible for our customers to introduce new and ever-improving electronic

2)	Based upon Gartner Dataquest fourth quarter 201 4 report.

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products that enhance the quality of people’s lives. For example, more powerful chips enable affordable, high-quality video calls on smartphones, self-navigating cars, and double the imaging resolution of medical scanners making it easier to detect tumors. Finally, our focus on shrink and increasing the number of functions on a chip has an environmental impact because the energy efficiency of chips is relative to the number of functions on a chip.

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Our stakeholders and corporate responsibility strategy

Stakeholder engagement

We continually and openly communicate with all our main stakeholder groups. We use their input to identify corporate responsibility (CR) issues that reflect their concerns, needs, and expectations, and our CR strategy takes their perspectives into account. In defining the content of our CR report we also consider topics of interest and specific questions raised by our stakeholders.

We have identified five main stakeholder groups, based on whether we think they have a direct stake in our company’s long-term business success or can influence it, as well as whether our activities impact them. These are: customers, shareholders, employees, suppliers, and society.

In 2014, we worked to further improve our dialogue with stakeholders. To a large degree, stakeholder engagement is already part of our day-to-day business. Our challenge in 2015 is to better structure and align the outcome of our discussions and follow-up process. In addition, we want to be more proactive in identifying our stakeholders’ opinions on our CR strategy and performance.

We communicate with our stakeholders through various channels (see table in this section) and at a variety of levels - including Board of Management and senior management representatives - involving several departments, including Investor Relations, Communications, Research, Human Resources & Organization (HR&O), Corporate Responsibility, Sales and Customer Management, Marketing, Sourcing and Procurement, and Environment, Health and Safety. Our CEO is ultimately responsible for stakeholder management and engagement. The Corporate Responsibility team is responsible for coordinating stakeholder engagement and performing materiality assessments.

30 For Change

In 2014, ASML celebrated its 30th anniversary. As part of our commemorative 30 For Change initiative, we are delivering a variety of community projects around the world, focused on education and equipping the next generation to face the challenges of the future. Some examples of these projects are featured in green boxes throughout this report. For further information, please see the ‘Community Involvement’ section.

30 for change: Bridging education gaps in Luoshan

The Technology Bridge project aims to boost access to education for over 100 children from the Luoshan Primary School and some 300 young people from the Entrepreneurs Center for Youth in the Luoshan village. Luoshan is one of the most impoverished regions in China, lacking good quality educational resources for children and youth. This year, the initiative delivered a mini-library with 2,000 books and a lab with 10 computers, giving young residents access to the internet and a range of reading materials. The youth center will also benefit from new computers, projectors and speakers, while volunteers from the XiaMen University will offer summer courses for young entrepreneurs.

Students from the Luoshan Primary School supported by ‘The Technology Bridge’ project.

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In addition to the main communication channels in the table below, individual stakeholders can ask questions and give us feedback by phone, email, or during meetings with our staff. There is a dedicated email address internal stakeholders can use to communicate with members of the Corporate Responsibility team. External stakeholders can contact us via corpcom@asml.com.

Below is an overview of our main stakeholder groups, the way we communicate with them, and an overview of topics they raised, which we took into account in our materiality analysis and when defining our corporate responsibility strategy. Specific information about how we address these topics can be found in the respective sections of this report.

Stakeholder	Main communication channels	Topics raised

Customers	Customer Loyalty survey; direct interaction via account teams and field-based quality managers; technology review meetings (TRMs) and executive review meetings (ERMs); different technology symposia and special events (e.g. Intel Supplier Sustainability Leadership Summit).

•  Roadmap alignment

•  Cost and complexity of solutions

•  Partnership

•  ASML’s compliance to the EICC Code of Conduct

•  Risk and continuity management process

•  Product resource efficiency

•  Management of hazardous substances

Shareholders	Direct interaction with the Investor Relations department (e.g. financial results conference calls, investors’ visits to ASML in Veldhoven, NL, visits to investors during roadshows); Annual General Meeting of shareholders; Investor Day; different investor conferences (e.g. Credit Suisse annual technology conference, UBS global technology conference, Deutsche bank technology conference, Morgan Stanley technology, media & telecom conference in US, Natixis technology seminar in France); various self-assessments and survey feedback (e.g. Dow Jones Sustainability Index self-assessment; the Dutch association of investors for sustainable development (VBDO: responsible supply chain benchmark).	• Growth opportunities and profit potential • Technology leadership • Competitive position • Integrated reporting • Enterprise risk management • Tax strategy & transparency • Human rights

Employees[1]	Employee satisfaction survey; feedback from online training programs (ethics / Code of Conduct and EHS); Works Council; Young ASML[2]; intranet articles; onboarding sessions for new employees; lunches with board members; all-employee meetings; senior management meetings; departmental meetings.	• Role clarity • Development opportunities

Suppliers	ASML’s supplier days; direct interaction via supplier account teams / procurement account managers; supplier audits.	• Long-term supply chain partnerships

Society		• Good corporate citizenship
• Industry peers	SEMI meetings; EICC meetings and workgroups; FME[3] events and meetings.
• Governments[4]	Meetings with municipalities and regional and national government officials; EU joint technology initiatives.	• Technical talent attraction & retention • Immigration facilities • Labor relations • R&D activities in the manufacturing supply chain
• Universities	ASML scholarship programs; internships; partnerships with universities and institutes (e.g. in the Netherlands, Korea, Taiwan); labor market communication program.
• Local communities & other	Neighbor events; Brainport;[5] Jet-Net; Dutch technology week; company visits; meetings with various schools and local cultural institutions (e.g. in the Netherlands and U.S.).

1	Including Works Council and unions.
2	Internal platform that aims to connect, develop, and support young professionals within ASML via social and professional initiatives.
3	FME is a Dutch organization that represents employers and businesses in the technology industry.
4	Including regulatory bodies in the countries where ASML operates and municipalities.
5	Brainport Eindhoven Region (NL) is an innovative technology region, home to world-class businesses, knowledge institutes, and research institutions.

RobecoSAM Sustainability Yearbook

ASML has been included in the RobecoSAM Sustainability Yearbook 2015 which lists the top 15% most sustainable companies of their industry as determined by their score in RobecoSAM’s annual Corporate Sustainability Assessment 2014.

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Examples of stakeholder dialogue in 2014

Investor Day

In November 2014, we organized the ASML Investor Day in London. During this event we shared ASML’s long-term growth opportunities and profit potential in the coming years with investors and financial analysts. Our main message is that ASML sees opportunities to grow net sales to about 10 billion euros and triple earnings per share by 2020. Current and future product portfolios and roadmaps were presented for DUV, EUV, and holistic lithography. There was also an opportunity to ask ASML’s Board of Management questions about any business-related topic. The main topics of interest for the investors were growth opportunities and profit potential, technology leadership, and the competitive position of ASML.

Local community relations

We have appointed a dedicated manager for community relations, with a focus on government relations and local community. One of the new activities we organized in 2014 was a neighbor event in Veldhoven, the Netherlands, (for details see section ‘Community involvement’).

Intel Supplier Sustainability Leadership Summit

We attended the third Intel Supplier Sustainability Leadership Summit where a call for action was addressed to the Intel supply chain on labor ethics, conflict minerals, and safety (including use of personal protective equipment, the availability and access to unobstructed exits, and worker exposure to hazards).

Non-Product Related Supplier Day

In 2014, we organized the second edition of the Non-Product Related (NPR) Supplier Day, with the theme ‘Partnership for Growth’. The day’s purpose was to share insights about the challenges ASML faces in optimizing the supply chain, increase flexibility and create innovation as well as emphasize the importance of partnership for further growth. We also explained the updated supplier profile requirements, which include a sustainability section as of 2014, and more focus on supplier idea generation. It ended with an inspiring presentation for invited guests about innovation, sustainability, and cooperation. Suppliers indicated they appreciated the presentations and opportunity to meet other suppliers.

FTSE4Good index

ASML’s efforts in the area of sustainability are underlined by our inclusion in the FTSE4Good index. ASML has been included in this index since 2003. The FTSE4Good is a series of ethical stock market indices, measuring the performance of listed companies that meet globally recognized corporate responsibility standards in an objective way.

Materiality analysis and risk factors

Materiality analysis

We performed a comprehensive corporate responsibility materiality assessment in 2013 to identify the non-financial issues that we consider most important to our stakeholders and for sustaining ASML’s long-term business success. We used the outcome of our continuous dialogue with individual stakeholders as input for our materiality analysis and to define our corporate responsibility strategy. This was complemented with an updated view of topics relevant to our industry and globally. Issues we consider relevant include the cyclical characteristics of our industry, supply chain management, the need for continuous innovation, the scarcity of technology professionals, and integrated reporting (see ‘ASML’s stakeholder groups and environment’ graphic). The materiality assessment is facilitated by the Corporate Responsibility (CR) team and the outcome is validated by ASML senior management as part of our corporate risk management process (see also section ‘Business risk and business continuity’).

In 2014, we updated the materiality analysis and, based on stakeholder input and external developments, we included tax strategy and transparency as an additional topic in our responsible business themes.

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The table below provides an overview of material themes, with reference to the page in this report where a particular theme is addressed. These aspects directly influence our policies and long-term business success and are therefore material for our organization. In some cases the scope expands to the value chain – customers (Sustainable relationship with our customers) and the supply chain (Sustainable relationship with our suppliers, Business ethics and human rights, Conflict minerals, Business risk and business continuity, Innovation). In the section ‘Our corporate responsibility strategy’ an overview of the relationship of the material themes with the identified main impact areas is presented.

ASML does not rank the individual themes identified in terms of importance, as such a ranking would be arbitrary; all themes mentioned are important to ASML and our business.

1	Intellectual property management is part of this theme
2	Training and development has been incorporated with the Talent management theme.

We recognize that, next to the material themes, there are certain issues on which our stakeholders expect us to act as a responsible corporate citizen. These have been labelled as ‘responsible business behavior themes’ (see table below).

In addition to the themes above, we also consider themes that are currently less relevant for ASML and our stakeholders: climate change strategy, biodiversity, political involvement and lobbying, and resource scarcity. Every year we re-evaluate the materiality of these themes.

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Main risk factors

ASML faces many risks that could interfere with our business objectives. It is important that we understand the nature of these risks and their potential impact on our business, as well as identify opportunities that could create sustainable value for our stakeholders. ASML continuously evaluates its business model and underlying governance, processes, and controls to assess our resilience to these risks and ensure there are appropriate responses to mitigate them. We monitor developments in the risk landscape to set our strategic business direction.

The types of risks ASML faces include:

•	Risks that impact the viability of the current business model and future growth options (such as industry cycles, technological changes, business environment, and competition risk).
•	Risks that threaten the execution of the corporate strategy and achievement of business objectives (such as supplier dependencies and product complexity risk).

ASML has a collaborative, integrated approach to identify, assess, maintain and provide assurance on the risk landscape so senior management can make informed decisions when responding to risks. Examples of relevant enterprise risks3 are:

•

The semiconductor manufacturing industry is subject to frequent and rapid change towards more complex technologies. It could harm our business if we do not respond rapidly to the introduction of new products and enhancements, evolving industry standards, changing customer requirements, and ever shorter product life cycles.

•	Our business and future success significantly depends upon our employees. It is vital that we are able to attract and retain highly qualified professionals in a fiercely competitive market.
•	ASML is dependent on a limited number of suppliers and derives its business from a relatively small number of customers. This requires investing in high quality and intimate relationships.
•

Hazardous substances are used in the production of our systems, which requires us to implement appropriate practices for health and safety for both our employees (in connection with the production and installation of our systems) and our customers’ employees (in connection with the operation of our systems).

Our corporate responsibility strategy

Corporate responsibility (CR) has moved higher on ASML’s business agenda. We have further developed our corporate responsibility strategy and policy. ASML believes investing in corporate responsibility is crucial for long-term business continuity and success. Our business performance will increasingly be judged not only on technological leadership and financial results, but also on the extent to which we achieve our corporate responsibility targets. Through our newly published CR policy, we recognize our corporate responsibility to our customers, shareholders, suppliers, employees, and society at large. We aim to achieve our business objectives in a responsible manner that takes into account the economic, social, and environmental impact of our activities.

Following the 2013 review of our corporate responsibility strategy, in 2014 we formulated new ambitions and plans to achieve our CR objectives. We believe this is another important step towards further aligning our corporate responsibility objectives with our business strategy. We aim to make achieving our corporate responsibility targets increasingly important. We have defined a number of CR-related KPIs that measure the non-financial value created, which we will start using in 2015. Amongst others the CR-related KPIs will be the basis for senior management remuneration.

Our strategy is based on three pillars: technology leadership, customer and supplier intimacy, and entrepreneurial people. This is complemented with responsible behavior as a prerequisite in executing our strategy.

3)	A comprehensive overview of all risks can be found in our annual report available on the ASML website.

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In 2014, we identified our main financial, social and environmental impact areas (see section ‘The value we create’), as well as how these link to our CR strategy (see table at the end of this section).

Technology leadership

ASML seeks to lead in innovation. That’s why we foster a strong innovative culture. As part of this we have mature knowledge management processes to identify, create, and share knowledge inside and outside of our organization. We strive to make our products ever more efficient, using less energy and fewer resources.

To measure our success in realizing these ambitions we have defined KPIs for each of these three areas. To gauge the success of our innovation, we use the Technology Leadership Index as a KPI. It is an internal metric that measures our ability to meet customers’ technology needs. To measure the success of our knowledge management processes we will measure our knowledge maturity and number of training hours. We will also continue to measure the energy efficiency of our systems.

Customer and supplier intimacy

ASML creates strong partnerships with its customers and suppliers. Only by working together can we continue to realize Moore’s Law. This close collaboration and alignment with our customers and suppliers helps to sustain the growth of the industry as a whole. Our performance in the area of customer and supplier intimacy will be monitored using a KPI measuring the quality of the relationship with both customers and suppliers.

People

ASML’s business continuity and success largely depends on our ability to attract and retain the right people in the right place at the right time. To realize this, we are committed to maintaining the highest standards in our human resources strategy and strongly focus on talent management, training and development, and building a sustainable relationship with our employees. We strive to provide an inspiring workplace where employees can work, meet, share, and learn. Our overall employee engagement score will be the main KPI to measure performance in this area. In addition we will measure the attrition and promotion rates of high performers as a measure for the ability to attract, retain, and develop human capital.

Responsible business behavior

ASML is committed to doing business according to high ethical and professional standards. This means we seek to comply with the laws and regulations applicable in the countries and regions where we operate. ASML has a moral obligation to provide safe and healthy working conditions while minimizing our impact on the environment. We expect our people to respect human rights and expect the same from our business partners. Our Code of Conduct and Business Principles help us make ethically sound decisions. We also want to contribute to our local communities in which we operate through collaborative and consultative partnerships supporting their activities.

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The main KPI that we will use to measure our responsible business behavior performance will be our score in the Dow Jones Sustainability Indices (DJSI) assessment (RobecoSAM’s Corporate Sustainability Assessment).

In the table below an integrated view of our strategy for 2015-2020, ambition, key performance indicators and risks, as well as the link to the main impact / outcome areas is presented.

Strategic priorities	Ambition	Main KPI	Key Risk	Impact / outcome area
Technology leadership	ASML is recognized as a leader in innovation, maintaining a strong innovative technology needs culture. We ensure the right knowledge is available to the right people at the right time. ASML also fosters energy and resource efficiency in its products, supporting the production and use of increasingly more powerful and energy-efficient electronics.	• Meeting customer • Technical competence maturity, function maturity, and number of training hours • Energy and resource efficiency	Commercial and technological changes in the semiconductor industry	• Financial results • Affordable technology • Knowledge creation & sharing • Employee welfare • Resource efficient chips

People	ASML is recognized as a top employer in the industry, offering people opportunities to develop their talents and a working environment in which they feel included, engaged and can perform. ASML establishes a mutually beneficial long-term relationship with its employees, who are proud to work for ASML.	• Attrition rate high performers • Promotion rate high performers • Employee engagement	Ability to attract and retain skilled employees	• Financial results • Employment creation • Employee welfare

Customer and supplier intimacy	ASML aligns the interests of customers and suppliers with its own roadmaps to manage the increasing complexity in the industry, while continuing to work to produce ever more value-effective and energy-efficient chips.	• Customer Loyalty Survey score • Supplier Intimacy Survey score	Customer and supplier dependencies	• Financial results • Employment creation • Affordable technology • Knowledge creation & sharing • Resource efficient chips

Responsible business behavior	ASML ensures that it conducts business according to high ethical and professional standards. We nurture a company culture in which health, safety, ethical integrity, and compliance with laws and regulations are safeguarded. We also place high value on good labor relations and fair remuneration. We contribute to the communities in which we operate, and continuously strive to reduce the environmental impact of our operations.	• DJSI assessment score	Use of hazardous substances	• Our license to operate

Our current performance in this area is driven by the targets and KPIs related to our strategy 2010-2015 and is reflected below.

Actual & target indicators for 2010-2015[1]	Actual 2010	Actual 2011	Actual 2012	Actual 2013	Actual 2014	Target 2014	Target 2015

Environmental operations
Net CO2-emissions [kton]	88.7	63.8	50.1	46.0	40.2	46.0	44.3
Energy efficiency savings [TJ][2]	n/a	6.8	33.2	71.7	131.8	70.0	92.0
Gross waste reduction (%)[3]	n/a	n/a	n/a	0.3%	2.4%	3%	5%
Waste recycling (%)	n/a	n/a	94%	96%	98%	> 85%	> 85%
Waste towards landfill (%)	n/a	n/a	n/a	1%	1%	< 5%	< 5%
Water efficiency savings (%)	n/a	n/a	n/a	15%	13%	13%	15%

1	All target and KPI definitions are listed in appendix ‘Non-financial data definitions’.
2	Cumulated energy savings in reporting year (since 2010).
3	Cumulated waste savings in reporting year (since 2012); as of 2013 gross waste reduction is independent of production rate.

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Governance

ASML Holding N.V., incorporated under Dutch law, has a two-tier board structure. Executive responsibility for ASML’s management lies with the Board of Management. The Supervisory Board, which is composed of independent, non-executive members, supervises and advises the Board of Management. The Supervisory Board retains overall responsibility and assigns specific tasks to its four committees: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee, and the Technology and Strategy Committee. Members of these committees are appointed from among the Supervisory Board members.

Board of Management

The Board of Management currently consists of five members and is responsible for achieving ASML’s aims and setting the strategy, associated risk profile, the development of results and corporate social responsibility issues relevant to ASML. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders.

The Board of Management has installed the Corporate Risk and Sustainability Board (CRSB), which is responsible for the progress of ASML’s non-financial performance, including corporate responsibility targets and performance indicators. It also reviews related policy changes and improvement activities. The CRSB is chaired by the COO and comprises senior management representatives from all sectors within ASML, including the CEO and CFO. In 2014, the CRSB met four times.

ASML’s Corporate Responsibility (CR) team, which coordinates the day-to-day implementation of the overall CR strategy, policies and improvement activities, forms part of the Corporate Risk and Assurance department, which reports to the Board of Management. The CR team has identified the relevant themes for ASML (see chapter ‘Our stakeholders and corporate responsibility strategy’), upon which we base our CR strategy. Each theme is the responsibility of a theme owner within the organization.

Supervisory Board

The role of the Supervisory Board is to supervise the policies of the Board of Management and the general affairs of ASML and affiliated enterprises. The Supervisory Board also advises the Board of Management. At least once a year it addresses corporate social responsibility issues that are relevant to ASML.

Remuneration Committee

This committee reviews and proposes to the Supervisory Board the corporate goals and objectives relevant for the variable part of compensation of the Board of Management, which includes the corporate responsibility objectives and metrics disclosed in this report (for further details, refer to the 2014 Remuneration Policy and the Remuneration Report 2014).

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Performance

Technology leadership

ASML seeks to be recognized as a leader in innovation, maintaining a strong innovative culture. We ensure the right knowledge is available to the right people at the right time. ASML also fosters efficiency of energy and resources in its products, supporting the production and use of increasingly more powerful and energy-efficient electronics.

Innovation

Consistent innovation is ASML’s lifeblood, the engine that drives our business and ensures we make machines that produce microchips that are increasingly faster, smaller, cheaper, and more energy efficient.

ASML wants to be recognized as a leader in innovation, maintaining a strong innovative culture. We embed innovation in the following ways:

•

Creating a culture of innovation. An innovative attitude is inherent to how employees at every level of our organization solve day-to-day problems. Successful innovations are celebrated and the engineers involved are publicly and financially rewarded, for example through our Patent Award Program.

•

Attracting and retaining talented people. We attract talent through initiatives such as the ASML Technology Scholarship Program for talented students, and master classes. Recruiting and retaining highly educated and skilled employees is crucial to our innovation and technology leadership (see section ‘Talent management’).

•

Open innovation and partnerships. We share and co-develop expertise and knowledge through partnerships with customers, suppliers, universities, and research institutes. Examples include our collaboration with several institutions to set up the Advanced Research Center for Nanolithography in the Netherlands (Amsterdam) and the Advanced Patterning Centre in Belgium (Leuven). Successful innovation requires us to align our technology and product plans with those of our suppliers, our customers, and their customers. One way we do this is by organizing technology review meetings with our customers. Another example is the ASML Technology Conference, which was established to highlight key technical projects, both within ASML and by our customers, suppliers, and peers.

•	R&D spending. We invest heavily in research and development and maintain this level of spending through the economic business cycles.

Innovation is defined as “the process of translating an idea or invention into a good or service that creates value or for which customers will pay”4. ASML’s Research department, using an extensive network of external technology partners, is a key source of inventions. It consists of approximately 110 FTEs and reports to the SVP Technology, who in turn reports to the Chief Technology Officer. Ideas are translated into products by our Development and Engineering department, consisting of around 4,300 FTEs and reporting to the EVP Development and Engineering, who also reports to the CTO. Our product generation process (PGP) defines all major R&D steps. We execute design reviews regularly in the various phases of the product design lifecycle.

The assembly of an EUV system in Veldhoven, the Netherlands.

What we did in 2014

We moved ahead with our partnerships with respect to the Advanced Patterning Centre and the Advanced Research Center for Nanolithography (ARCNL), both set up in 2013. ASML and imec signed a contract to set up the Advanced Patterning Centre. ARCNL is a public-private partnership initiated by the Foundation for Fundamental Research on Matter (FOM), the University of Amsterdam, the Free University (VU) Amsterdam, and ASML. It began operating on January 1, 2014, at the Amsterdam Science Park, initiating its first research experiments in a temporary office building.

4)	www.businessdictionary.com/definition/innovation.html.

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In 2014, we spent 1,074 million euros on R&D, up from 882 million euros in 2013.

Strong sales and shipping of our most advanced machines and applications in 2014 reflect our innovative strength. Our EUV program showed substantial progress in 2014. Fueling future innovation, all installed NXE:3300B EUV systems have been upgraded to a wafer processing capability of more than 500 wafers per day. The integration with the light source is progressing steadily. We remain on target to deliver systems with a productivity of 1500 wafers per day in 2016. We also saw strong demand for our TWINSCAN NXT:1970Ci systems, our most advanced production scanner. In our software and metrology products portfolio, demand for Yieldstar systems continued to grow. Our application experts are engaged with our key customers to jointly deliver the best lithography performance.

In order to reduce waste in our product life cycle, product and process innovations aim to extend the product lifetime and performance. We offer customers the possibility to upgrade our NXT:1950/1960 to NXT:1970. We also transformed our future roadmap to include upgrading existing systems to the performance level of new types of machines, instead of replacing them with the new-type machines. In addition, hardware made obsolete by system upgrades will be repurposed, rather than being wasted. Finally, we offer our customers product upgrades in order to improve the productivity of our ‘dry’ systems. This enables them to upgrade their installed base, rather than having to add new systems.

Outlook 2015

To gauge the success of our innovation, we use the Technology Leadership Index as a KPI. It is an internal metric that measures our ability to meet customers’ technology needs.

In the coming years we will further streamline our support structure for innovation. This means continuing our efforts to develop a highly skilled, highly educated and productive workforce (also see chapter on ‘People’). We also want to foster a culture of collaboration throughout ASML’s value chain.

30 for change: Promoting literacy for children in Cameroon

The Rural Reading Program in northwest Cameroon aims to provide textbooks, reading tests, and literacy education resources to primary schools. Most schools in the region do not have access to textbooks, creating a situation where many pupils are unable to read and write when they leave primary school. These resources will enable children to learn how to read in an effective and inspirational way. Teacher training is also provided as part of the program.

Rural primary school pupils supported by the Rural Reading Program in the northwest region of Cameroon.

Knowledge management

To maintain our technological leadership, it is crucial ASML shares knowledge quickly and efficiently, both within the company and with external partners such as suppliers and customers. Faster access to knowledge means faster development, faster problem solving, and better use of our investments in knowledge creation. On the other hand, appropriate control of such knowledge exchange is important, to preserve proprietary knowledge.

Knowledge management also covers intellectual property rights (IPR) management. Our IPR management focuses on protecting ASML’s intellectual property and ensuring we respect the intellectual property of other parties. ASML owns and vests rights in the technology we develop and if appropriate, acquires licensing or ownership rights to apply non-proprietary technology in our products. IPR is thus related to both the creation and application phases of knowledge management. Preservation of intellectual property and other assets is one of our business principles and part of our Code of Conduct.

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Good knowledge management is essential to enhance well-informed decision making and to foster our competitiveness. The EVP Development and Engineering is responsible for knowledge management and the execution is managed by staff reporting to the EVP. Frequency of reporting on the KPIs (see ‘Outlook 2015’ below) is bi-annual, while progress of specific projects is reported regularly in steering committees. Technical training plays a prominent role in disseminating knowledge and is run by training centers in ASML’s business sectors, such as development and engineering, manufacturing, and customer support.

Our ambition

Our ambition is to ensure that top quality knowledge is available to the right people at the right time. Employees must be knowledgeable about what technical information can be shared and what cannot. We work towards documenting all applicable technical knowledge and making it easily accessible from a single source.

A machine is divided into 45 distinct (machine) functions and responsibility for each function is assigned to a team of experts. We call this function ownership. Each function must increase its individual function maturity and its interaction with other functions in accordance with our maturity concept (see ‘What we did in 2014’ below).

Technical competence management refers to dividing and categorizing areas of knowledge that are relevant for ASML technology. Each technical competence may relate to more than one machine function. We have identified over 80 competences, each of which must increase its competence maturity in accordance with our maturity concept (see ‘What we did in 2014’ below).

What we did in 2014

To enhance our knowledge management we deployed the following activities in 2014:

•

Our training centers offered considerably more trainings and raised awareness among management of the training programs. This resulted in a substantial increase in training activities and more employees attending trainings. The training center for the Development and Engineering department offered training to 2,697 employees[5] (male: 2,411, female: 286), who completed 4,532 technical classroom trainings, amounting to a total of 76,542 training hours. This is up from 1,582 employees[5] who completed 2,209 technical trainings, or 37,943 training hours, in 2013[6]. In 2014, employees in the Development and Engineering department accounted for 81% of the technical classroom training hours, a total of 61,688 hours (male employees: 55,436 hours, female employees: 6,252 hours), which amounts to an average of 14 hours of training per FTE (male: 14 hours, female:16 hours).

•

We took steps to improve the documentation of our processes and produced the first chapters of a new handbook for processes and technical information in our Development and Engineering department. It is easily accessible online via the department’s intranet home page.

•	We improved the maturity of technical competences and function ownership.
•

We developed two new key performance indicators for knowledge management: the ‘function maturity score’ and the ‘technical competence maturity score’. Maturity refers to the extent to which knowledge is available and embedded in our processes and practices. The KPIs distinguish five levels of maturity, varying from having the basic knowledge management competences available to the ability to use knowledge management to increase customer satisfaction and value creation.

Outlook 2015

In 2015, we plan to take the following steps:

•	Complete the technical knowledge handbook of our Development and Engineering department.
•	Continue developing new technical training courses and programs, and improve our approach to programs for individual needs.
•	Improve digital learning possibilities (available anywhere, anytime).
•

Better align knowledge management across different departments, particularly Development and Engineering, Customer Support, and Manufacturing, e.g., set up knowledge management sector teams to realize this cross-sectoral alignment.

•	Expand our function and technical competence management with respect to topics (e.g. industrialization) and locations outside Veldhoven.
•	Start reporting on our new KPIs: ‘function maturity score’ and ‘technical competence maturity score’.

5)	This refers to headcount in- and outside the Development and Engineering department.
6)	Improvement in administration of training data resulted in a correction of the 2013 data.

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Product stewardship

ASML is a major contributor to the chip manufacturing industry, actively supporting the trend to produce and use increasingly powerful and energy-efficient electronics.

We design machines that can produce ever smaller integrated circuits, allowing our customers to produce higher density chips. This high density translates into fewer natural resources and less energy consumption per transistor over chip lifetime compared to older-generation chips. We work towards realizing this by investing in R&D in close cooperation with our suppliers and customers (see sections ‘Sustainable relationship with suppliers’ and ‘Sustainable relationship with customers’).

By producing more powerful, smaller, cheaper, and more energy-efficient chips our industry enables technology to become increasingly sophisticated, improving the quality of life of people around the world. For example, equipment in healthcare, such as new-generation MRI scanners, wearable sensors, lab-on-a-chip devices to quickly diagnose some diseases and DNA analysis tools, and the ‘smart grid’ – an IT-driven electricity distribution model that helps households and companies use electricity more efficiently.

Our approach

We focus on three aspects of our lithography machines to facilitate the production of more efficient chips:

•	Productivity
•	Shrink
•	Yield

Chips are produced on wafers, which are silicon disks that are patterned by our lithography machines. These are then polished, rinsed, and cut into chip-sized pieces. As one wafer can contain hundreds of chips, increasing productivity means making machines that produce more chips per hour and can run continually for longer periods of time, without requiring maintenance. A key indicator of productivity is the number of wafers our machines produce per hour.

Shrink is the process of developing smaller transistors on chips, using increasingly sophisticated lithography techniques. The smaller the transistors become, the more can fit on one wafer. Over the years, we have developed machines that drive the miniaturization of semiconductors. Our latest-generation machines use EUV technology. Since this will not be the last generation, shrink remains a focal point of our R&D activities.

Increasing yield means having machines that produce wafers with ever fewer defects. Just one dust particle can disturb the lithographic process, rendering one or several chips on a wafer useless. By creating the cleanest possible conditions and the clearest possible lenses, we can reduce the number of flawed chips per wafer and hence increase the yield.

The product generation process starts with Product Policy, where the roadmap is determined. The Product Policy is composed by senior management, including board members. This is being elaborated into detailed product requirements where Product Management and System Engineering will play crucial roles before it goes into the execution phase, managed by Program Management.

What we did in 2014

We introduced a new-generation NXT:1970Ci machine with a throughput of 250 wafers per hour in 2013. Our calculations had predicted the energy efficiency of these machines would improve from about 0.50 kWh in 2012 to 0.45 kWh per wafer. In 2014 we ran a program in Veldhoven to measure their actual energy efficiency based on SEMI S23 standards.7

Year	2010/2011	2012	2013/2014
Product	Twinscan NXT:1950i	Twinscan NXT:1960Bi	Twinscan NXT:1970Ci
Simulated energy efficiency - NXT (kWh/wafer)[1]	0.63	0.5	0.45
Measured energy efficiency - NXT (kWh/wafer)[2]	n/a	0.46	0.51

1	Simulated power consumption (including laser) based on scaled IRM electrical power requirements and 100% availability.
2	Measured power consumption according to SEMI S23 (excluding laser; including gas and water supplies) scaled to 100% availability.

The measurements showed the actual energy efficiency of these NXT machines was lower than our calculations had anticipated (see table above for last year’s calculated figures and 2014 measurement results). We found the reason for this discrepancy was because higher stage accelerations needed to achieve a higher throughput were using more power, which had not been properly accounted for. This will be corrected in future modelling.

7)	SEMI S23 Guide for Conservation of Energy, Utilities, and Materials Used by Semiconductor Manufacturing Equipment prescribes a method to collect, analyze, and report energy-consuming semiconductor manufacturing equipment utility data.

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The energy efficiency of our new NXTs is slightly lower – however, they enable further shrink, allowing more transistors per wafer. Restricting ourselves only to the energy usage of ASML machines in the chip production process, we can assess the energy amount needed to produce a transistor (based on the number of transistors per wafer, chip layer stacking and typical machine set needed to perform the litho steps for this layer stacking). From that we may conclude that for the litho steps of a 20 nm logic chip about 25% less energy is needed than for a 28 nm logic chip. For a 16 nm chip the energy used will be about the same as for a 20 nm chip.

We will start reporting the energy efficiency of our NXE machines using EUV technology as this product further matures.

Ongoing improvements

Our business success and market leadership are closely tied to our ability to enable our customers to produce smaller, more energy-efficient chips. We continued our R&D programs to make further progress in this area (see section ‘Innovation’). At present, the most advanced customers use structures down to 19 nm in their chips. Our roadmap identifies products with a resolution finer than 10 nm using EUV single patterning technology.

Chips with the same number of transistors, but with transistors produced at finer resolution, consume less energy. Our first focus is to realize our plans to develop machines that produce increasingly smaller and energy-efficient chips and to ensure they are economically viable. Once we have achieved this objective, we’ll work to make further energy efficiency improvements. For instance, for EUV we expect to start energy recovery initiatives.

Producing a chip is a complex process involving hundreds of processes and measurements, including multiple lithographic steps. ASML supports this process with a suite of holistic lithography products. Holistic lithography is our way of optimizing scanner performance for customers by taking into account the entire chip creation process, from design to volume manufacturing. Holistic lithography integrates computational lithography, wafer lithography and process control to optimize production tolerances and reduce ‘time to money’ for chip makers. Yieldstar metrology tools contribute to ASML’s holistic lithography approach.

In addition to expanding the Linkou premises in Taiwan to produce Yieldstar metrology tools, we enlarged them for 200 mm refurbishments. In the near future we will add capacity to refurbish 300 mm wafer machines.

Tackling the growth challenge

By enabling the production of cheaper and more powerful computer chips, ASML also fuels the development of new electronic applications. This development poses a challenge for our entire industry; for ASML, it confirms the importance of working with all stakeholders in the value chain to make our industry more sustainable and contribute to this process through research and innovation.

30 for change: Developing education infrastructure with Adream Centers

Our Adream Centers project targets public schools in rural China as well as the children of migrant workers. It provides funding for ‘Adream Centers’, which are multimedia classrooms equipped with modern teaching aids, including computers and software, and durable furniture and equipment. The centers also include an extensive library, with over a thousand books. Teachers at the centers are trained to encourage values such as critical thinking, tolerance and mutual respect, helping pupils to develop their personal interests and confidence, and equipping them to deal with any future challenges head-on. This project has set up one Adream Center, which will serve three schools.

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People

We want ASML to be recognized as a top employer in the industry, offering people ample opportunities to develop their talents and a working environment in which they feel included, engaged, and able to perform. ASML aspires to establish mutually beneficial long-term relationships with employees who are proud to work for our company. To achieve this aim, we focus on two main themes:

•	Talent management (which also includes training and development).
•	A sustainable relationship with our people.

Talent management

Attracting and retaining talent is crucial to maintaining our high pace of innovation and technology leadership and is therefore essential to our long-term success as a high-tech company.

Highly skilled people with a technical background are scarce in the labor market. The increasing complexity of our products results in a steep learning curve for new and existing employees. We therefore seek to develop our talented and highly skilled professionals through tailor-made training and development programs. This ensures continuity in our workforce and retains the required knowledge, skills, and competences of our people.

As our company grows, we are committed to further develop our managers’ leadership skills to ensure they meet the requirements of our expanding organization.

Because our people are our most important driver of innovation, we ascertain the business-critical skills and competencies we require in the medium and long term. To do this, we align our resource planning with plans regarding the technological development and innovation of our systems. We also take into account labor market forecasts and global trends to identify new markets and to develop the new technologies needed to serve them.

Developing our people is a crucial part of our human resources process. Every year we use the People Performance Management (PPM) process to align our business targets with employees’ individual development plans, to define the actions required to achieve short-term goals as well as longer-term career development. Identifying talent and our succession planning process complete the annual cycle, ensuring further career opportunities for high-potential employees and their participation in specific development programs. To attract talent we focus on two areas:

•

Internal talent. We assess the potential of employees as part of our integrated people development cycle and to identify successors for critical roles. Employees and managers discuss their career ambitions and jointly consider next steps. Employees can pursue opportunities themselves or be approached within the organization. We also have internal career fairs.

•

External talent. We cooperate closely with universities in three geographical areas (Europe, the U.S., and Asia) to attract highly talented staff. One way we do this is by offering internships and scholarships. For positions that cannot be developed and filled internally, ASML scans the labor market for the skills it needs, creating a global sourcing map to attract senior staff for critical roles in the organization.

Furthermore we retain talent through HR&O (Human Resources and Organization) efforts such as the Great Place to Work project (see section ‘Sustainable relationship with our people’), and by offering fair pay to employees (see section ‘Labor relations and fair remuneration’).

All activities related to talent management are facilitated and coordinated by the HR&O function, which reports to the CEO.

What we did in 2014

Our efforts to retain employees contributed to an attrition of 3.6% in 2014 (2013: 3.2%). ASML’s attrition rate is below the industry average in all regions.

To attract highly talented university students we redefined our scholarship program. In line with our policy to promote technology studies in the Netherlands, we granted ASML Technology Scholarships to 25 masters students, as well as awarded the existing Henk Bodt Scholarship for excellent academic performance. In addition, we organized Phd-master classes, in-house days, business courses, and knowledge fairs for students.

We implemented a new PPM process that we developed in 2013. All managers were trained at three different moments for every step of the process and employees were offered computer-based training throughout 2013 and 2014. Because of the new process, we are able to set targets for teams and individual employees much earlier in the year and schedule performance appraisal meetings in 2014 much later than before, leading to a more comprehensive assessment of our employees’ annual performance.

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The new process also allows us to better streamline the design and execution of personal development action plans (DAPs), which we encourage employees to make to set goals and identify concrete steps for career planning and personal development. In 2014, more than 85% of employees defined and began implementing their personal DAPs.

We offer a global training curriculum of non-product related (behavioral) training programs. Employees can choose a combination of training programs that are aligned with their personal DAP. In 2014, we trained 5,863 (2013: 3,591) employees with 9,963 (2013: 5,517) non-product related training programs, which are all organized via HR&O. This is equivalent to an average of 12 hours per FTE (19 hours per female FTE and 11 hours per male FTE; 2013: 11 hours per FTE).8

We launched three Potentials Acceleration Programs to address all levels in the organization (senior, middle, and newly-appointed managers). These programs develop technical as well as leadership skills.

Our employees working in the EUV ‘fab’ in Veldhoven, the Netherlands.

Outlook 2015

We will improve our process to attract external talent by implementing our global sourcing roadmap and expanding our recruitment efforts globally, including a global governance structure. We will also continue implementing our redefined scholarship programs.

We will continue to run our standardized annual HR&O cycle for our training and development efforts. Within the new PPM process the annual performance of employees will be evaluated, which will complete the whole cycle in this new process for the first time. Furthermore we will deploy certain processes like succession planning further down into the organization.

Sustainable relationship with our people

Building sustainable relationships will motivate our people to develop themselves, use their talents, and perform well, improving ASML’s productivity, innovative strength, and competitiveness. Cornerstones of a sustainable relationship with our employees are employee engagement and employability. Our employability and engagement initiatives are managed by the Human Resources and Organization (HR&O) department, which reports to the CEO.

Our Great Place to Work (GPTW) project was launched a few years ago to increase engagement. Complimentary to all human resources initiatives, it aims to boost and channel investments into the well-being of our people, to make them more creative, innovative, productive, and boost their satisfaction of working at ASML. Among the project’s initiatives is reconstructing our outdoor campus to make it more attractive for employees to spend time there and office refurbishments to create flexible work places. The project also seeks to promote a sense of community among our employees and help them reduce stress and maintain a healthy work-life balance. Our HR&O department is represented in the GPTW project team, ensuring employees’ voices are heard when decisions are made about office and campus refurbishments. The GPTW project is managed by a dedicated steering committee, chaired by our COO, and comprises representatives of several departments. In 2014, we created a GPTW core team with members from all our businesses worldwide to coordinate the project’s activities on a day-to-day basis.

We aim to increase the employability of our people. Employability refers to the mid to long term sustainable effective performance of ASML employees and their readiness for changing requirements, based on three pillars:

•	Competency. Development of knowledge, skills, and effective behaviors (also see sections ‘Talent management’ and ‘Knowledge management’).

8)	Please note 2013 training numbers and hours have been restated to only include those from non-product related training (i.e excluding D&E training).

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•	Vitality. Employee’s physical and mental fitness to effectively deal with work and life challenges; energy, personal drive, resilience.
•	Commitment and engagement. Employee’s commitment to the company and engagement with their tasks.

What we did in 2014

We continued to implement the GPTW project, starting with refurbishing offices at five company departments in Veldhoven to create flexible ‘activity-based’ workplaces for 500 to 700 employees. This means these employees decide daily what activity they want to do and the space they need, from a silent room to a meeting room or an individual flexible desk space in an open office environment. Activity-based working fits our open innovation concept, making it easier to spend more working hours with different groups of colleagues in different settings, and should thus lead to increased collaboration and easier exchange of ideas and knowledge. Activity-based working also facilitates our company’s growth because we can accommodate more employees per square meter of office space. In Asia and the U.S. projects and initiatives have also been started to optimize and build new work places that fit the activity-based concept mentioned above.

Our main indicator for measuring our success in forging sustainable relationships with our employees is our employee engagement score. We see this score as the aggregate indicator of our employees’ commitment and motivation. We gauge engagement through our Me@ASML survey. In 2014, the overall employee engagement score was 6.9 out of 10 (2013: 6.9)9. The response rate was 83% (2013: 85%).

Although survey results show appreciation among employees for development opportunities, it remains an area for continuous improvement. It also showed employees would like additional clarity about their roles and responsibilities. In response to this feedback, we have asked managers to discuss roles and responsibilities with individual employees and improve clarity about ASML’s expectations as an employer. Managers have a tool, which is part of the Me@ASML software, to record improvement plans, allowing them and the HR&O department to monitor progress and outcomes.

ASML is committed to supporting employees to develop the skills and competences they need for their current role as well as their potential future job, whether inside or outside ASML. While employees are primarily responsible for sustaining their own employability, ASML helps them achieve their objectives, for instance by offering training.

Employee vitality is an important part of improving employability and in 2014 we continued several vitality initiatives and launched an app for employees to monitor their physical and mental condition and get tailored advice on improving their personal vitality. For instance, the app notices when an employee enters a different time zone, advising when and what to eat and when to sleep, helping reduce the negative effects of jetlag.

Increased awareness of our lifestyle intervention programs, such as mindfulness sessions and ‘quit smoking’ courses, led to more employees participating. Our quit smoking program, which was also opened to employees’ family members, achieved good results, with 81 % of participants confirming they were still non-smokers in a survey conducted six months after the course.

Outlook 2015

We will further strengthen and implement the GPTW project. We plan to develop and distribute guidelines on using the flexible office spaces, including identifying which jobs are suitable for flexible working, and renew the policy for working from home.

We will recalibrate our GPTW project vision and review its scope and governance structure in early 2015. We also plan to implement an employability action plan.

We will write a global mission statement about corporate vitality, translate this into local initiatives, and support the program with high-tech tools, available for all employees worldwide.

9)	The 2013 engagement score previously published was 6.6. Effectory has revised this score to 6.9 after changes to the method of calculating engagement.

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Customer and supplier intimacy

ASML aims to align the interests of customers and suppliers with its own roadmaps to manage the increasing complexity in the industry, while continuing to work to produce ever more cost-effective and energy-efficient chips.

Sustainable relationship with customers

Our top priority is to provide our customers with the best possible products and services. We work closely with them to ensure we understand their needs, priorities, and challenges. Only by collaborating and aligning with our customers can we help them to produce ever smaller and more energy-efficient chips, thereby realizing Moore’s Law and sustaining the growth of the industry as a whole.

Our customers use our systems to produce ‘logic’ and ‘memory’ chips for a wide range of electronic products including, for example, computers, tablets, and smartphones. Logic chips control the processes that run devices. Memory chips are used to store data. ASML also provides systems for producing specialized applications such as photonics, disk drive heads, and the fast-growing ‘Internet of Things’. Our customers include the world’s biggest chip makers and many of the smaller ones. With our strong market position comes a responsibility to our customers that we take very seriously.

We strive to meet the needs of our customers by regularly reviewing and aligning, at all levels, with their market’s demand, their product roadmaps, support requirements, and business terms.

Our Sales and Customer Management department is responsible for building and maintaining our customer relationships. It reports monthly to the Board of Management and supervises the account teams, which manage day-to-day customer relations from our various business locations.

We also have a customer focus group within the QPI (Quality and Process Improvement) department, consisting of Quality Managers who liaise with our customers on quality and attend management review meetings, mostly at customer production sites, to discuss customer issues in detail. Their role is to communicate the customer voice on quality into the organization, with focus on:

•	Addressing customer complaints.
•	Maintaining customer quality dashboards and Customer Issued Scorecards to monitor and improve Customer Quality Indicators.
•	Supporting customer audits.

What we did in 2014

To build and sustain close relationships with our customers, we hold regular meetings at different levels. In 2014, we held at least 18 executive review meetings (ERMs) to discuss commercial and business issues at the executive level. We also held 14 technology review meetings (TRMs) to discuss our customers’ technical requirements for the next five years and their specifications for our chip-making machines. TRMs are also held at executive level and in most cases attended by our CTO. In addition, there were 33 other executive level meetings with customers, bringing the total number of meetings between ASML senior executives and customers to 65 in 2014.

The main performance indicators for our customer relationships are customer issued scorecards, our Customer Loyalty Survey and the annual VLSI survey, conducted among customers by research company VLSI, which specializes in the semiconductor industry and nanotechnology.

Customer account teams monitor and create action items around key areas of dissatisfaction as expressed by each customer in their scorecard.

The VLSI survey showed ASML ranks high on the best suppliers of large chip-making equipment list (2nd place) and the best suppliers of FAB equipment list (also 2nd place) with a score of 8.93 out of 10 in both categories. We scored 9.5 in the VLSI technical leadership category (2013: 9.4).

Overall we scored 74.5% in the 2014 Customer Loyalty Survey. The 2014 survey indicated we scored highly in the categories:

•	ASML works in collaboration with our organization.
•	ASML is trustworthy.
•	ASML is aligned with our strategic goals and objectives.

We were pleased to see customer feedback reflects our philosophy to work together as partners (see box out on customer feedback).

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Forging partnerships with customers

“Our relationship is more like a development partnership, rather than supplier and customer.”

Customer comment in ASML Customer Loyalty Survey 2014.

Based on the previous surveys, ASML took action in three major areas that have affected our 2014 survey questions as well as final score.

1.	Improving intake and solving customer-specific issues more efficiently: We adjusted our issue-handling process, training our account teams to better identify and prioritize issues at customer sites. We also increased the number of engineering staff who are available to resolve customer-specific issues.
2.

Customers also indicated they want more guidance with configuring our machines for optimal performance and return on investment (ROI). In response, we provided more detailed information on configurations and gauged the value of certain adjustments or upgrades of machines versus costs. As an example, through an Eclipse[10] project in 2013-2014, we enabled one customer to upgrade 7 XT:1900 machines, saving the customer the need to buy multiple NXT machines. However, it is clear from the 2014 results that customers remain concerned about the ROI and economic viability of ASML lithography products. We will accordingly focus on further addressing this topic in 2015-2016.

3.	NXT-specific issues: Customers asked for more NXT machine parts to be available for faster replacement and to ensure fewer parts malfunction upon arrival. To address these issues, we redesigned the shipment packaging, increased local stocks of parts and redesigned a key part of the NXT machine. The operational performance against our commitments for parts stocking in the fields over the last 24 months did improve significantly. For the last 18 months we have been consistently meeting about 98% of all our commitments concerning parts supply. However, the 2014 Customer Loyalty Survey also showed the parts malfunction upon arrival rate was still an area of dissatisfaction. This will be an area for improvement in 2015.

In 2014, we received several awards from our customers, such as the Samsung Best in Value award (recognition of ASML’s outstanding support and contribution to mutual success), the UMC Best Vendor EHS award (recognition for ASML’s effort in the areas of environment, health and safety), and the Micron Technology Partnership award (recognition of successful collaboration in a recent joint project).

Outlook 2015

We will continue our efforts to help customers enhance shrink, meaning we will help them to produce increasingly smaller, faster, and more energy-efficient chips via our machines, upgrades, and services. We will initiate account team follow-up activities to the 2014 Customer Loyalty Survey which includes understanding the customer’s lithography return on investment, improving spare parts malfunction on arrival rate, and improving our customer communication and problem resolution skills.

10)	ASML also offers holistic lithography as an integrated package called EclipseTM. With detailed knowledge of our scanner characteristics and interfaces, and computational lithography solutions, ASML can work closely with a specific customer’s node and application to integrate and optimize litho for the best performance.

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Sustainable relationship with suppliers

Our suppliers are our partners. ASML relies heavily on its suppliers to develop innovative parts and modules that will make our machines increasingly sophisticated and efficient. We support them in this by sharing our knowledge so they can use it to advance technical innovation and we encourage them to apply this knowledge to their business with other customers.

ASML continues to build a world-class supplier network that enables us to concentrate on our core strengths and capabilities and enables our suppliers to gain fair benefits from working with ASML and each other. To realize this ambition, we will continue with our value-sourcing strategy and increase our focus on supplier intimacy.

Supply chain composition

In 2014, we spent 4.1 billion euros on goods and services provided by 864 product-related suppliers and 4,730 non product-related suppliers around the world, compared with 3.8 billion euros in 2013. Product-related (PR) suppliers deliver the machine parts and technology that are required to manufacture the machines. Non-product related (NPR) suppliers provide other services and products such as temporary labor, design outsourcing, professional services, and office supplies.

The table below reflects the spend per supplier category. We distinguish between business critical (SAT) and remaining suppliers, because our management approach is different between the two categories11. Business critical suppliers are managed through dedicated supplier account teams that focus on risk mitigation, supplier development, and long-term relationships. In 2014, we reassessed our SAT supplier base, which resulted in a lower number of SAT suppliers. Also due to the acquisition of Cymer, the PR SAT spend in 2014 decreased compared to 2013. In 2014, we categorized our NPR spend also to reflect our business critical NPR spend, which will enable us to focus more on our critical NPR suppliers.

Product-related spend 2014	million euros	number of suppliers	% of spend

Spend 2014 at business critical PR suppliers	1,787	56	68%
Spend 2014 at remaining PR suppliers	836	808	32%
Total PR spend 2014	2,623	864	100%

Non-product related spend 2014	million euros	number of suppliers	% of spend

Spend 2014 at business critical NPR suppliers	320	49	21%
Spend 2014 at remaining NPR suppliers	1,179	4,681	79%
Total NPR spend 2014	1,499	4,730	100%

The pie chart below reflects our total sourcing spend per region12.

11)	Compared to the 2013 report, we have simplified our categorization of suppliers into two main groups and as a result the categories of ‘key’ and ‘non-key’ have disappeared.
12)	The Netherlands is deemed to be ‘local’ spend.

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Managing risk and performance in our supply chain

ASML has three processes to manage the overall supply chain risk and performance:

•

Risk assessment. A risk assessment is executed annually for all suppliers evaluating four areas of risk, including spend, sourcing strategy (addressing the risk resulting from single sourcing and supplier performance), financial stability (addressing the health of a supplier) and supply disruption (addressing the risk of natural hazards or calamities for a supplier manufacturing location).

•

Risk mitigation. Significant risks that surface in the yearly risk assessment are addressed in our sourcing strategy. At the same time we work with suppliers to improve their quality management, logistics management, technology management, cost management, and sustainability (so-called QLTCS).

•

Supplier audits. We execute supplier audits in order to address risks identified in the yearly risk assessment and to ensure that we match the required performance levels with actual performance. Our goal is also to audit our SAT suppliers once every two years.

What we did in 2014

Enhanced supplier management

In 2014, we changed our Strategic Sourcing and Procurement organization to better support the challenges we see in cooperating with our suppliers. One of these challenges is to explain to our suppliers how our technology and product roadmap translates into expectations from our suppliers today and in the future.

For this, we have installed the Sourcing Policy Board (SPB), consisting of senior management reporting to the Presidents, which ensures our internal product and technology roadmap is aligned with our supplier roadmaps. The outcome of the SPB is reported to the Board of Management. To support transitions within our supplier landscape we have also introduced dedicated transformation sourcing project managers to ensure a smooth transition. An example of such a transition in our supplier landscape is the outsourcing of all the wafer handler activities to VDL.

We believe that this new approach will lead to faster innovation and closer cooperation with our suppliers. Also, instead of just looking at reducing the cost of goods, we believe that driving down the total cost of ownership is something we can do more efficiently in collaboration with our suppliers.

Prominent place for sustainability criteria

As indicated in our 2013 report, we have incorporated sustainability measures into our QLTCS process. We base our corporate responsibility criteria on the EICC Code of Conduct. Meeting these criteria is a long-term prerequisite for doing business with ASML.

EICC supports a responsible supply chain

The EICC is a coalition of the world’s leading electronic companies. It aims to improve efficiency and increase social, ethical, and environmental responsibility in the global supply chain. Its members include electronics manufacturers, software firms, ICT firms, and manufacturing service providers that produce electronic goods or other materials or services. The EICC Code of Conduct provides important guidelines facilitating the achievement of an organization’s goals. See also www.eicc.info.

In all long-term supplier agreements we aim to include compliance to the EICC Code of Conduct as a requirement. We ask all our PR SAT suppliers to acknowledge the EICC Code of Conduct. We also include in our QLTCS performance requirements and audit them on these accordingly.

Audit frequency and scope vary between suppliers. In the audits and assessments we rate suppliers on meeting our sustainability requirements, scoring them from 1 - 5 (5 being the best). Failure to meet our minimum requirements will lead to a nonconformance report, setting out corrective action our suppliers must take to close the gap.

In 2013, we added one new SAT supplier to our supply base, which will be audited in 2015 on the full sustainability criteria.13

13)	The full sustainability criteria includes environmental, labor, health and safety, ethics, compliance, and business continuity assessments.

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Supplier audits overall	2012	2013	2014
Executed	110	106	99
Covering sustainability[1]	48	61	48
Number of sustainability NCs raised[2]	43	55	33

1	Previously we reported 77 audits covering sustainability in 2012 and 80 in 2013. The 2012 and 2013 figures have been restated to exclude NC follow up audits as a full assessment on sustainability is not conducted during these audits.
2	Previously we reported 28 NCs in 2012 and 2013. The 2012 and 2013 figures have been restated to include business continuity NCs which were moved from ‘Q’ (Quality) to ‘S’ (Sustainability) within QLTCS as part of the new supplier profiles.

Supplier audits on business critical product-related suppliers[1]	2012	2013	2014
Executed	50	38	36
Covering sustainability[2]	20	25	11
Number of sustainability NCs raised[3]	15	14	4

1	The business critical supplier base has been reassessed in 2014. The 2012 and 2013 figures have been restated to reflect the current SAT base.
2	NC follow-up audits have been excluded from audits covering sustainability and 2012-2014 figures reflect this change in definition from previous years.
3	Business continuity NCs have been included in the number of sustainability NCs raised. 2012-2014 figures reflect this change from previous years.

Supplier Day and Recognition Award

Representatives of more than 50 suppliers from around the world gathered at our Veldhoven Campus in June 2014 for ASML’s Supplier Day. Here they attended workshops and discussed ASML’s new organizational structure and increased focus on supplier intimacy with senior members of our organization.

To celebrate successful collaboration with our suppliers, we introduced the ASML Supplier Recognition Award. The first two awards were presented during our Supplier Day to M+W Product and VDL. M+W Product was recognized for its consistent and outstanding performance on quality, logistics, technology, and cost (QLTC)14. VDL won the award for taking over the full responsibility of developing and manufacturing the wafer handler, an important component of our chip-making machines, from initial design to ‘end of life’ management.

Outlook 2015

We are looking forward to building even stronger relationships with our suppliers in 2015. Besides developing new technologies and reducing the total cost of ownership together, we will start measuring our ‘supplier intimacy’. For this we will conduct an extensive survey that will focus on improving our relationship with our SAT suppliers.

14)	This award was based on the previous ‘QLTC’ profile before the inclusion of ‘S’ in the new profile. Previously sustainability was assessed more generically within ‘Q’.

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Responsible business behavior

ASML conducts business according to high ethical and professional standards. We nurture a company culture in which health, safety, ethical integrity, and compliance with laws and regulations are safeguarded. We also place high value on good labor relations and fair remuneration. We contribute to the communities in which we operate and continuously strive to reduce the environmental impact of our operations. We believe that responsible business behavior is a prerequisite for maintaining our license to operate.

Business risk and business continuity

Risk management and business continuity are vital for generating long-term, sustainable, and profitable value for our key stakeholders as a supplier of technological solutions and equipment.

Effective risk management for ASML is based on three lines of defense:

•	Line management has initial responsibility for understanding and assessing the risks in their daily business, applying internal controls, and implementing mitigation measures.
•	Corporate Risk and support functions monitor the activities of the first line and set the policies and procedures.
•	Internal Audit and independent external financial audit functions provide objective assurance of control and governance processes. They report directly to the Audit Committee and Board of Management.

ASML has a collaborative, integrated approach to identify, assess, maintain, and provide assurance on the risk landscape so senior management can make informed decisions when responding to risks. This approach includes:

•	A multi-disciplinary assessment of risk via competence areas in risk, security, ethics, compliance, continuity, corporate responsibility, and internal audit.
•	Supporting senior management in defining the risk appetite.
•	Maintaining an up-to-date overview of the risk landscape.
•	Advising on and providing best practice solutions for responding to risks.
•	Providing insights into the gaps between risk appetite and actual exposure.
•	Providing assurance on the effectiveness and efficiency of mitigation measures.

The overall risk landscape and results of the risk management process are discussed within the Corporate Risk and Sustainability Board on a quarterly basis.

ASML’s Corporate Incident Management team handles our end-to-end response to crises and major business disruptions. It sets the standards and provides an overview of incident response and business continuity programs across ASML. Every business unit and location is required to embed business continuity into their core business practices. Business continuity is driven by the COO.

ASML performs regular impact analyses and routinely tests disaster action plans for all of our sites, facilities, and operations. We also drive continuity with our strategic suppliers. As a global company with locations and suppliers all over the world, we must be prepared to respond to a wide range of disasters and keep our business running. Our programs are designed to provide a quick response and ensure the safety of our personnel, safeguard our facilities, and begin the return to ‘normal operations’.

In 2014, we handled a range of scenarios that could impact our operations, including response to natural hazards, failures in infrastructure, and pandemic response. We also completed a full update of our enterprise-wide risk landscape as the basis for identifying and evaluating risk.

In 2015, we want to introduce and implement integrated risk and compliance self-assessments as an assurance process across all our operations. We will measure our performance by monitoring the planned execution of internal risk assessment and audits, and by ensuring high priority action items resulting from risk assessments are resolved on time.

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Business ethics and human rights

ASML fosters a culture of integrity where people comply with the law and with ASML’s Code of Conduct and Business Principles. We promote an open and honest culture that encourages people to speak up about irregularities and where senior management sets the right example.

We promote awareness about the importance of ethical behavior and pro-actively identify and respond to actual and suspected breaches of our Code of Conduct and Business Principles. Our policies include respecting human rights and anti-discriminatory measures and are laid out in our ethics program. The ethics program provides guidance on standards and procedures regarding ethical behavior, as well as training and communication to enhance awareness. The program also outlines how we monitor and measure ethical behavior, report and investigate allegations, and take disciplinary action.

Code of Conduct

The ASML Code of Conduct describes what ASML stands for and believes in15:

•	Respect for the different cultural identities of our employees, stakeholders, and customers.
•	Zero tolerance of any form of discrimination or harassment.
•	Promoting honest, ethical, and transparent conduct, including in the handling of actual or apparent conflicts of interests between personal and professional relationships.
•	Conducting our business in good faith and with integrity.
•	Complying with all applicable laws and regulations.

ASML Business Principles

The Code of Conduct has been translated into a set of practical Business Principles for all employees. The Business Principles help to drive ethical and balanced behavior, control our business exposure, and safeguard ASML’s reputation. Employees must consult the Business Principles for their day-to-day guidance. The Business Principles focus on five areas:

We have policies addressing various topics related to the Business Principles such as, but not limited to: insider trading, gifts and entertainment, anti-bribery and corruption, anti-trust, and knowledge protection.

Code of Conduct standards

ASML strives to conduct business on the basis of fairness, good faith, and integrity, and we expect the same from our business partners. ASML is a member of the Electronics Industry Citizenship Coalition (EICC) and we have integrated all EICC membership requirements into our way of working. We expect all our business critical suppliers to acknowledge their compliance with the EICC Code of Conduct (see section ‘Sustainable relationship with our suppliers’).

ASML supports the principles laid down in the Organization for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises and those in the International Labor Organization’s (ILO) Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy. We believe that human rights, as defined by the United Nations in its Universal Declaration of Human Rights, are a common standard that all employers should uphold, and we encourage our employees to respect these rights by committing to our Code of Conduct, Business Principles, and related policies.

15)	The complete Code of Conduct can be found in the corporate governance section of our website, www.asml.com.

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ASML respects the rule of law and strives to comply with all national laws, regulations, and administrative practices of the countries in which we operate. Within that legal framework, we strive to conduct our activities in a competitive and ethical manner.

Ethics organization

ASML’s Ethics Board determines our ethics approach and supervises our compliance with ethical requirements. It comprises senior managers, including board members. The Ethics Board meets each quarter and gives guidance on relevant issues. Our ethics program is overseen and implemented by the ethics office at our corporate headquarters. This is led by our Ethics Officer, who is supported throughout the business by Ethics Liaisons. These are employees who help to embed the ethics program within the organization. They are also a local point of contact for employees who have a question, remark, or concern relating to the Code of Conduct or Business Principles.

Code of Conduct complaints

We encourage our employees to discuss or report any confirmed or suspected violations of our Code of Conduct or Business Principles. ASML has a procedure for reporting issues breaching the Code of Conduct, including complaints of a financial nature (the ‘Whistleblower Policy’). We encourage our employees to speak up and raise ethical issues without fear of retaliation. For employees who are more comfortable remaining anonymous, there is an external Speak Up line (phone or web mail). The reporting procedure for Code of Conduct violations can be found in the corporate governance section of our website.

In our reporting administration we make a distinction between reports and formal complaints. A report is a question, remark, or concern relating to the Code of Conduct or Business Principles. A complaint is a formal report relating to an actual or potential violation of the Code of Conduct or Business Principles and must be investigated by the Complaints Committee according to our reporting procedure.

In 2014, 132 reports were made worldwide relating to one of the five Business Principles. In 2014, the complaints committee received two complaints. ASML is not aware of any claims of violation of anti-trust and monopoly legislation against ASML in 2014.

What we did in 2014

In 2014, we expanded our ethics governance structure to include Cymer. This means our Code of Conduct and Business Principles apply to all Cymer employees. We also increased the number of Ethics Liaisons to 29 from 23 in 2013 to ensure every business sector is represented by a liaison.

We introduced new online refresher training on the Code of Conduct and Business Principles. The training focuses on topics that are relevant because of regulatory changes or because employees raised them in the previous year. In 2014, the focus was on respecting people, following processes, and ethical aspects of activities employees undertake outside the workplace. A total 16,231 employees and contractors16 were invited (2013: 11,462) and 90% (2013: 93%) completed the training per December 31, 2014. We will continue to take action to achieve 100% completion.

Employees were informed about the ethics training on our intranet. To raise awareness about our external Speak Up line we provided additional information on this anonymous reporting channel to employees. We trained the majority of our middle management in Asia and at three locations in the U.S.

We reviewed our human rights approach to assess which elements of the UN Declaration of Human Rights, the ILO guidelines, United Nations Guiding Principles on Business and Human Rights (Ruggie principles), and other international guidelines apply to ASML. We determined that the most relevant were: diversity and nondiscrimination, child and forced labor, freedom of association and collective bargaining. Following this assessment, we published a human rights policy on our intranet.

Outlook 2015

We aim to implement an updated human rights policy in 2015. We will offer a mandatory online refresher training, focusing on ethical topics deemed most relevant by the Ethics Board. We will continue training middle managers in all our entities worldwide. In addition, we will further deepen the ethics training for senior management. We also plan to review the Code of Conduct and Business Principles to assess whether the current versions, from 2011, need updating.

16)	This includes all payroll employees, temporary employees (employed longer than one month) and contractors (employed longer than three months, working on ASML premises and having an ASML IT account).

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Tax strategy and transparency

Tax principles

ASML operates under a Code of Conduct. ASML’s Code of Conduct is published on our website under Code of Conduct in the Governance section (also see section ‘Business ethics and human rights’). The tax principles under which ASML operates are derived from ASML’s Code of Conduct. This code and the related tax principles guide ASML’s dealings with all different type of taxes which it is obliged to report and pay in the jurisdiction in which it operates, including taxes on profits, trade taxes, and taxes paid on employee income.

The rule and spirit of the tax laws

ASML will report and pay taxes in the jurisdiction in which it operates in accordance with all relevant tax laws and regulations. ASML will comply with such laws and regulations as well as with the spirit of those laws and regulations.

Profit allocation

ASML’s worldwide profits are allocated to the various jurisdictions in which ASML operates based on the value created by ASML’s business in those jurisdictions. ASML’s allocation method for its worldwide profits is based on internationally accepted standards of profit allocation as published by the Organization for Economic Cooperation and Development (OECD) and relevant rules and regulations in the jurisdictions in which ASML operates.

Timely and complete compliance

ASML aims to file all the required tax-relevant filings with the appropriate tax authorities in a timely and complete manner. To assure timeliness and completeness, tax filings will be monitored through ASML’s corporate control framework and comprehensive tax control frameworks. The control frameworks are regularly reviewed and tested. Furthermore, ASML aims for timely payment of its taxes due to the tax authorities.

Transparency

ASML strives for open and constructive dialogue with tax authorities on the basis of disclosure of all relevant facts and circumstances. ASML aims to be clear about all aspects pertaining to its tax position and share these in a transparent manner with tax authorities to achieve upfront certainty on tax matters.

Tax governance embedded in company management

To safeguard adherence to these tax principles, ASML maintains a well-educated and adequate staff of tax professionals who are in constant dialogue with ASML’s business and ASML’s senior management. ASML’s senior management is engaged and involved in ASML tax matters.

Labor relations and fair remuneration

Labor relations

ASML wants to be recognized as a top employer in the industry, offering people ample opportunities to develop their talents and a working environment in which they feel included, engaged, and can perform to the best of their capabilities. We therefore promote sound labor relations and fair remuneration.

Promoting good labor relations

Freedom of association and the right to collective bargaining are self-evident, fundamental rights. As such, ASML is committed to creating the conditions that allow employees and their organizations to negotiate fair wages and working conditions. We want to provide fair labor conditions and social protection for all our employees. That includes those employees on a fixed contract and temporary workers. One way of ensuring this is to negotiate with and consult labor unions and our Works Council. A collective bargaining agreement applies for the majority of our payroll employees in Europe, representing around 50% of our total worldwide payroll workforce.

At ASML, the principle of free choice of employment is sacrosanct. It applies to every employee in every country we operate in. We adhere to the EICC Code of Conduct and support the principles laid down in the ILO Convention. In the Netherlands, we are a member of FME, the Dutch technology industry’s employers’ organization, which negotiates collective bargaining agreements. In 2014, ASML continued to be a member of AWVN17, a general Dutch employers’ organization that exchanges information on labor relations and labor market trends with its members.

17)	AWVN is the largest employers’ organization in the Netherlands, and is operational in the entire field of employership, employment conditions, and employment relationships.

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We have a flexible labor model with a mix of fixed and flexible contracted labor throughout all departments and facilities in Veldhoven, the Netherlands. This reinforces our ability to adapt to semiconductor market cycles, including support for potential 24-hour, seven-days-a-week production activities. In the Netherlands, we distinguish three categories of flex workers who are not on ASML’s payroll:

•	Workers who are on the payroll of private employment agencies (who are covered by a collective bargaining agreement for private employment agencies).
•	Workers who are on the payroll of external companies or agencies and seconded to ASML.
•	Self-employed workers.

Maximizing the flexibility of our technically-skilled workforce means we can shorten lead-times, adding value for customers. Flexibility also reduces our working capital requirements. ASML has standards regarding the maximum number of working hours per day or week. We pay ongoing attention to balancing the flexibility requirements with all of our stakeholders and are always open to discuss concerns related to our flex model. Labor relations are managed by the ‘Bestuurdersoffice’ (labor relations office) reporting to the senior vice president Human Resources and Organization (HR&O).

What we did in 2014

In 2014, we made good progress towards expanding our flex model to more employees in our Operations department, while safeguarding the regulation and remuneration relating to their overall working hours. We also finalized a global project to adjust our management structure, with the support of our Dutch Works Council.

Outlook 2015

As ASML grows, our company becomes increasingly international. From 2015 onwards, we want to collect information on labor relations in different countries where we operate, to get a better insight into national standards and requirements.

30 for change: Encouraging Mexican students to stay in school

The Education Advancement in Tarahumara project is aimed at improving education amongst 50 young people from indigenous communities in Sierra Tarahumara, a region of Mexico where few students complete primary school. The project addresses the problem of school desertion, ensuring that middle school, high school, and university students are fully enrolled in school in order to improve their results. Students will also receive leadership skills training, helping boost their self-esteem and improve their chance of success in both school and employment.

Mexican students supported by ‘The Education Advancement’ project in Tarahumara.

Fair remuneration

ASML wants to build long-term, sustainable relationships with its employees. One way to achieve this is to pay fair and balanced salaries and benefits. We base our remuneration policy on the philosophy that we ask more from our employees than the average company and that we also pay them above average. We believe people should not join ASML just for money, nor should they leave for money. We think employees are key to the success of our company and they deserve to share in this success.

Remuneration is based on an individual employee’s contribution to the company, their personal growth, and on local market circumstances. The objective of fair remuneration is to build and maintain a work environment in which employees can develop, grow into new roles, and make a good living. We let managers take charge of rewarding people. Remuneration is based on objective criteria and is unrelated to gender, nationality, religion, social position, age, or any other such consideration. We want to maintain a fair balance between company remuneration costs and our goal to provide a good return to employees.

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The Board of Management is responsible for determining the approach to employee remuneration, which is executed by all ASML’s managers with support from HR&O. HR&O also develops the relevant policies, guidelines, and processes. Performance indicators are derived from ASML’s KPIs on business goals.

What we did in 2014

In 2014, we updated our remuneration policy for employees18, to further align remuneration to both ASML’s management remuneration framework and the market. The policy outlines the principles we use to determine salaries and benefits worldwide. Employee remuneration consists of a base salary, variable payment based on performance, and benefits such as pension and insurance.

Outlook 2015

We will develop projects to further improve and implement our remuneration policy in the coming years. In 2015, the updated remuneration policy will be finalized and transferred into the design of our remuneration tools. We will apply this adjusted policy in the U.S. and Asia from January 1, 2016. In Europe, it will be phased in gradually, mainly connected to collective labor agreements in the Netherlands in the coming years. We will further adjust our pay mix model for managers, to further align it with international practices.

We will make a long-term action plan in 2015 containing steps to ensure we realize our ambition, working with the following performance indicators:

•	ASML’s pay positioning compared to the local technology markets.
•	ASML’s pay positioning compared to our peers, which means we aim to pay better than our main competitors.
•	Remuneration satisfaction scores as measured in our me@ASML employee survey, where we aim to be above the benchmark.
•	Employee remuneration costs as a percentage of total company costs.

Community involvement

To secure ASML’s future success, we need to forge good relationships with the communities in which we operate. We believe that being a responsible and engaged member of the community is a prerequisite for maintaining our license to operate. By fostering close community ties we can contribute to social initiatives and raise awareness about our business, industry, and interests.

Our community relations program falls under the remit of our CEO and is coordinated by our Communications department. A community involvement office provides a central framework for setting targets, selecting projects, and defining priorities. Within this framework, individual sites choose their own community involvement activities, which are overseen by local coordinators. In 2014, we had three community objectives:

•

To help ensure sufficient technical talent is available to the industry, which is key for future growth. Therefore we actively support the target ‘4 out of 10’ set for the Topsector High Tech Systems and Materials (HTSM) /Techniekpact, adopted from Platform Beta Techniek. This means that by 2015, four out of ten graduates should have a degree from a beta / technical study.

•

As diversity and multiculturalism are part of ASML, we need to support the integration and wellbeing of over 85 nationalities working within ASML. We support charities and community events and actively build relationships in order to be a visible and trustworthy member of the local society.

•

To represent ASML and community interests towards local and national governments. We focus on the following topics: technical talent attraction and retention, immigration facilities, labor relations, and R&D activities in the manufacturing supply chain.

Technical talent

It is crucial that our business has access to the largest possible pool of technical talent, both globally and locally, allowing us to recruit the high-tech professionals we need. It is also in our interest that our suppliers can recruit the technological talent they need. ASML supports initiatives that encourage youngsters to become interested in technology, enlarging the local and regional talent pool and offering career and development opportunities that are well paid and fulfilling.

In 2014, ASML volunteers dedicated their time to giving guest lectures, or other activities, promoting technology at Dutch primary and high schools or at our campus. We hosted additional primary and secondary school pupils and students through various other events. In the Netherlands these included:

•	Sponsoring Dutch Technology Week, an annual event in the Eindhoven region.

18)	For our Board of Management remuneration policy, see the Governance section on asml.com.

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•	ASML supported the First Lego League, a technology contest for 9-to 15-year-olds organized by the Dutch Technology Promotion Foundation (Stichting Techniekpromotie).
•	We continued to partner with two secondary schools near our Veldhoven headquarters to develop technology education programs.
•

We again participated in the Jet-Net (Youth and Technology Network Netherlands) initiative, a partnership between businesses, schools, and government to promote technology. In addition to this we support the Ontdekfabriek, a technology experience center for children from the ages of 6 to 12 years.

•	ASML joined the Tech United Robotics school tour, visiting 12 secondary schools to promote interest in high tech.

In the U.S., ASML hosted ASML4Kids sessions at ASML locations and schools around the country. One event specifically focused on girls. This event was called GEMS (Girls Excelling in Math and Science). Volunteer hours were spent teaching children about technology topics such as hovercraft, air pollution, and cleanrooms.

ASML and the community

We are closely connected to the world around us. We cannot operate without a ‘license to operate’ from the communities where we’re active. ASML colleagues connect with local communities to share their time, talent, and energy. They undertake volunteering activities, individually or with their colleagues. And our company shows its commitment through sponsoring and partnerships in local communities on the topics that are most important to us, such as technology education.

In order to get to know our immediate neighbors in Veldhoven better, we organized two neighbor events in September 2014. Some 1,100 households near our head office received an invitation to attend a guided tour of our premises. More than 300 neighbors attended the tours. Several local media reported on the events. We gathered valuable feedback through an on-line survey which showed that our neighbors highly appreciated the opportunity to visit us. We also collected information on what topics our neighbors would like to be informed of. We hope this will mark the first of many such neighbor events in the future.

Within ASML, charity and community support takes place in three ways: through the ASML Foundation, corporate sponsoring, and fundraising. ASML Foundation supports education projects across the world to improve economic and social self-reliance for targeted groups, primarily children. To celebrate ASML’s 30th anniversary we launched the ’30 for Change’ project, which supports 29 education projects worldwide (see section ‘ASML Foundation’ below and throughout this report). Our corporate sponsoring activities concentrate mainly on sponsoring activities in our local communities.

30 for change: Sparking engineering imaginations in the Netherlands

The Prototyping Dream Machines project is aimed at children who are interested in science, technology, engineering, or mathematics. It involves 40 elementary school children from low-income families in Amsterdam and The Hague through three semesters, who are guided by ASML staff during the development and construction of their own ‘dream machines’, from idea to prototype. Students are encouraged to come up with ideas for a problem or issue they would like to solve via the machine. The project aims to encourage children from working class backgrounds to consider a future career in science and technology.

Through our corporate sponsoring program, ASML committed a total amount of approximately 434,000 euros to various institutions mainly in the Eindhoven region (2013: 487,000 euros). ASML donates to institutions operating in four different areas: community / charity, sports, education, and culture. Examples include:

•	Cultural events and organizations such as the Muziekgebouw concert hall in Eindhoven, and Glow, a platform for artists, designers, and architects working with light.
•	The Eindhoven marathon.

ASML supports employees who organize or participate in fundraising events involving physical activities such as running or cycling. The maximum contribution is set at 1,000 euros per participant per event. In 2014, a total of 40,000 euros (2013: 30,000 euros) was committed to causes that our employees support worldwide and that match the objectives of our community involvement program.

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ASML Foundation and ‘30 For Change’

In 2001, ASML Foundation was founded as a legal entity (‘stichting’) under Dutch law. Although closely linked to our company, it operates independently. ASML Foundation’s main focus is to improve the economic and social self-reliance of targeted groups, mainly children and especially girls, by supporting educational projects around the world. Through our community involvement, ASML aims to achieve long-term results. ASML Foundation is our charity of choice.

In 2014, ASML contributed 300,000 euros to the Foundation. ASML has committed to donate 300,000 euros per year for a period of five years, from 2010-2014, enabling ASML Foundation to maintain an adequate fund level. We also supported ASML Foundation in kind by, for example, employing its director and assistant. And in addition, two ASML employees sit on ASML Foundation’s Supervisory Board. ASML will continue to support ASML Foundation in this manner.

ASML Foundation aims to donate around 700,000 euros annually. In 2014, ASML Foundation agreed to support a total of 42 educational projects in various countries worldwide, including the United States, the Netherlands, Taiwan, China, Japan, France, Germany, South Korea, India, and a few countries in Africa. Out of this total, 29 projects were part of ’30 For Change’.

The 30 For Change initiative was announced on ASML’s 30th birthday on April 1, 2014. The anniversary brought ASML, its employees and ASML Foundation together and marked ASML’s responsibility for the local communities in which it operates. From April until the end of May, employees around the world could submit charity projects requesting financial support for an education-related purpose. Over 100 projects were submitted, of which 29 projects ultimately were selected to receive donations from ASML Foundation. In total, approximately 500,000 euros has been committed to these projects.

Most projects relate to enabling targeted groups to attend school, who would otherwise have no access to education. In that respect, ASML Foundation especially focuses on vocational training projects for youth and young adults. The Foundation closely monitors the projects it supports. All project supervisors must provide regular updates as well as final evaluation reports on the results realized.

Projects supported by ASML Foundation should preferably be ‘ASML-related’, i.e. either supported by an ASML employee, or executed in an ASML country.

Additional and up-to-date information about ASML Foundation can be found at:

www.asmlfoundation.org

Representing ASML and community interests to (local and national) governments

In addition to our educational initiatives we entered into dialogue with external stakeholders such as national and local Dutch politicians. Legislation, public debates, and changes in our society will affect ASML and we need to be aware and be involved. We met Ministers and Members of Parliament as well as members of local city councils. We discussed the need to promote technology education, explained why it’s important for ASML to have a flexible workforce - it enables us to respond to fluctuations in our industry’s business cycle - and explained our mission to have a strong regional supply chain that not only manufactures but also invests in R&D. ASML wants to continue to be actively involved in these ongoing discussions.

We commissioned a survey into the impact of a new student loan system in the Netherlands. It showed the system may discourage students from pursuing a masters degree after completing their bachelor study, potentially leading to a greater shortage of technical talent for ASML and our suppliers in the Netherlands. The survey helped put the issue on the public agenda in the Netherlands. However the new loan system will still be implemented in 2015. We have initiated 50 scholarships to help alleviate the impact with 25 scholarships awarded in 2014 and another 25 scholarships planned for 2015.

Outlook 2015

We want to maintain our current activities and continue to improve our impact. In addition, we currently measure our performance regarding community involvement by analyzing the impact of individual technology promotion projects and the total cash we contribute through sponsorship and charity.

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Conflict minerals

As of 2012, the Dodd-Frank Act in the U.S. (Section 1502) requires companies to publicly disclose their use of conflict minerals originating from the Democratic Republic of the Congo (DRC) or an adjoining country. These include minerals mined under conditions of armed conflict and human rights abuses. Minerals identified as potentially originating from these regions (so called 3TG minerals) are gold, cassiterite, wolframite, and coltan. Derivatives of these minerals, including tin, tantalum and tungsten, are also subject to the disclosure requirements.

Some of our machines contain 3TG minerals; our TWINSCAN systems, for instance, contain gold and tin. All minerals included in our systems are in prefabricated components produced by our suppliers. ASML does not directly buy these minerals as raw materials. As a result, we are only able to determine whether the 3TG included in our systems are derived from DRC or one of its neighboring countries through information provided to us by our suppliers.

In line with our conflict minerals policy, we inform our suppliers about our expectations regarding the use of conflict minerals. We perform due diligence by conducting surveys among suppliers based on a template developed by industry organizations EICC and GeSI.19

We also trained our procurement staff on conflict minerals. In assessing the presence of conflict minerals, we use resources provided by the Conflict-Free Sourcing Initiative (CFSI), including its Conflict-Free Smelter Program (CFSP), which uses a third party audit to identify smelters and refiners that only use conflict-free minerals.

As required, we have filed our first conflict minerals report with the SEC as of May 31, 2014. The ASML statement concerning conflict minerals is available on our website.

Outlook 2015

To ensure compliance with the Dodd-Frank Act, ASML will continue to report annually on use of conflict minerals in compliance with the Dodd-Frank Act. To further improve our due diligence and the transparency of our mineral supply chain, we anticipate taking the following steps over the next few years:

•	Extend the scope of our due diligence to include more suppliers.
•	Increase the response rate and quality of suppliers’ smelter surveys.
•	Encourage increased certification of smelters through our continued support of the EICC and the CFSI.
•	Compare information we gather through our ‘reasonable country of origin enquiry’ (RCOI) with information collected through the conflict-free smelter validation programs, such as the CFSP.

Product safety and compliance

The safety of our products and their compliance with legislation are non-negotiable and essential for maintaining our good relationship with our customers and other stakeholders. That’s why we build product safety and compliance into our systems and processes from the earliest design stage through to manufacturing and field services.

Safety issues are treated with the highest priority. ASML’s Product Safety team, reporting to the Board of Management, tracks all safety issues related to our machines. These are defined as product-related near misses, incidents that cause material or environmental damage and accidents causing injury. Product-related safety issues (whether at ASML, supplier, or customer sites) are analyzed to determine the root cause. This analysis is used to determine the required engineering changes in ASML products at the appropriate sites by means of safety field change orders. These implementations are given highest priority by ASML’s customer services organization (in close agreement with our customers). Where equipment hazards cannot be fully offset by design, we incorporate safeguards into the machine to ensure a system failure or operator error cannot endanger the operator, service engineer, facility, or environment.

Ambition

Our ultimate aim is for zero safety incidents and lost time accidents (LTA). Compliance with laws and regulations is self- evident. We regularly update the standards and regulations we comply with and how we manage compliance. In the coming years, we will embed product safety and compliance in a transparent way in all relevant departments: System Engineering, Development and Engineering, Research, Manufacturing, Customer Support, and Suppliers.

What we did in 2014

Based on our research into customer requirements and international standards, including the standards of industry organization SEMI, we updated the list of safety requirements for our products. ASML’s Product Safety team, which manages product safety initiatives, started using an external monitoring program to track changes in regulations. This program maintains a database of global regulations, which is updated daily and provides compliance software.

19)	Global e-Sustainability Initiative (GeSI) is a leading source of impartial information, resources, and best practices for achieving integrated social and environmental sustainability through ICT (www.GEsi.org).

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The number of product safety issues has been very low over the past years. In 2014, 14 product-related safety issues were reported at client sites (2013: 8). One of these led to a LTA due to a broken finger in a fan unit. Most product safety issues were related to the EUV machine. An example is the melting of EUV mirrors containing Thorium. When applicable, these incidents have been reported to all relevant authorities. No environmental damage has been detected. For more information about these incidents and applied measures see section: Environment, health and safety.

In analyzing the cause of the incidents, we looked at the design of our systems, our way of working, and other quality issues. Follow-up actions depend on the cause and vary from replacing or redesigning a part to changing our way of working.

The Product Safety team did not receive any reports on fines or warnings for non-compliance regarding product safety. To verify the safety and compliance of our products, external assessors perform safety reviews of all ASML products using SEMI S2 safety guidelines for semiconductor manufacturing equipment. In 2014, a new SEMI S2 safety assessment was done on the Yieldstar S250 / T250 systems and we started to update the SEMI S2 reports on the NXE system to include NXE:3350. This last assessment was still in progress at the end of 2014.

In addition to legal requirements, ASML also has to balance industry standards and customer requests. ASML discusses these requirements with customers and, if feasible, takes them into account when designing and manufacturing our machines.

Restricting the use of hazardous substances

The RoHS directive and the REACH directive, both issued by the European Union, set out the most important legislation for the semiconductor industry on hazardous substances (RoHS) and on substances of very high concern (REACH). ASML is committed to complying with both directives even though the products we manufacture are currently excluded from the RoHS directive.

Over the past years we have taken steps to reduce the use of hazardous substances in our products. Our dedicated RoHS-REACH project team has been identifying any hazardous substances and substances of very high concern in our products since 2011. In 2014, we expanded the scope of these efforts to our acquired company Cymer. As their product parts were not yet subject to RoHS and REACH legislation this will impact our previous commitment to be fully compliant by the end of 2015.

To the best of our knowledge, our systems and service parts do not contain any substances of very high concern above the legal threshold. ASML continuously assesses its systems on RoHS noncompliant parts and aims to replace noncompliant parts with RoHS compliant alternatives by the end of 2015. In addition, we will develop a plan to identify and determine follow up for noncompliant parts found as a result of the Cymer acquisition.

Outlook 2015

To enhance efficiency and ensure no safety risks escape ASML’s attention, we will more closely align product safety management with people and asset safety management. We will assess whether we need training for employees on product safety and compliance.

We will measure the percentage of product-related safety field change orders implemented and use this score as a performance indicator for our product safety management. A field change order is a written instruction to make minor adjustments to our products, tools, or procedures.

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Environment, health and safety

ASML believes it has a moral and legal obligation to provide safe and healthy working conditions for all of its employees, contractors, and visitors while ensuring a minimum impact on the environment. Responsible care is carried out by our dedicated work force that contributes to a safe working environment by fostering safe working attitudes and by operating in an environmentally responsible manner. Our stakeholders expect us to apply high professional standards and continuously improve our environment, health, and safety (EHS) performance. Compliance with applicable legislation and regulations is non-negotiable and self-evident.

Due to the fast pace of innovation, the complexity of our lithography systems and the fact that our lithography systems are not mass produced, our EHS approach centers on enhancing situational awareness in our operations, as well as compliance. This means we encourage our employees to be alert to their surroundings, ask questions, and identify hazards before and while performing work activities. Our employees are guided in this by our global EHS roadmap. Initiatives on ‘asset safety’ (this concerns the safety of our premises), our energy and water master plan, green building, and risk benchmarking are guided by our corporate risk initiatives and included in the Asset Management roadmap.

ASML continuously provides safer working conditions and strives to reduce the number of LTAs (lost time accidents). To do this in a structured and proactive way we want to incorporate the fundamentals of OHSAS 18001 (international standard for occupational health and safety management systems requirements) in our certified ISO 14001 environmental management system to form a combined EHS management system in the next few years. Our manufacturing location Linkou has already been certified according to OHSAS 18001.

Organization

Environment, health, and safety management is addressed at various levels and areas of expertise in our organization. Responsibility for EHS starts at the top of ASML represented by our COO within the Board of Management. Our corporate EHS Manager aligns EHS policies, strategy, and best practices worldwide and ensures knowledge is shared across the EHS organization.

Our local EHS organizations ensure EHS policies are embedded and that compliance with local legislation and requirements is observed. We also assigned EHS responsibilities to line management and area management at our manufacturing locations, development facilities, and customer support locations.

To further globalize our EHS strategy, we started to set up a Global EHS Competence Center in 2014. The Center is tasked with assessing our EHS requirements worldwide and works as an EHS knowledge institute to help embed ASML EHS standards, processes, and procedures locally.

In 2014, we introduced a new safety governance model, based on close cooperation between the departments responsible for people safety, product safety, and asset safety to ensure alignment between these three domains.

Training and communication

It is ASML’s policy to train all our employees and contractors on environmental, health, and safety-related issues through our electronic learning portal. To help raise general awareness, we introduced the EHS Guide at our Veldhoven manufacturing location, which contains information about actions to take in the event of an emergency, our EHS guiding principles, our critical safety procedures, and dos and don’ts regarding EHS issues.

In 2015, we will strengthen and further globalize our EHS management, expanding our Global EHS Competence Center geographically and the competences it covers. We will continue to align people safety management with asset safety and product safety management, to ensure all safety hazards are identified and managed.

Environmental efficiency own operations

As a responsible corporate citizen, we invest time and resources to ensure our operations meet stringent environmental standards. Our employees, contractors, customers, and other stakeholders expect us to use the resources we require for our products and operations responsibly, safely, and as efficiently as possible. We take steps to:

1.	Use energy efficiently and lower our carbon footprint.
2.	Use water efficiently.
3.	Reduce, recover, and recycle company waste.
4.	Deal responsibly with other environmental issues.

Our strategy to improve environmental efficiency is based on finding a balance between the results we can achieve from specific measures and the costs involved, while at the same time securing the supply of energy, water, and other resources. We seek to recoup efficiency investments in three years. Our baseline for environmental reporting is the environmental performance as reported over 2010 for water and energy, and over 2012 for waste.

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What we did in 2014

In 2014, we started to expand the scope of our environmental efficiency management to include the operations of Cymer and started to collect and report data on electricity, gas, water usage, and waste disposal for this manufacturing location. We will be able to fully report on our achievements for our manufacturing sites, including Cymer, in 2015.

We introduced an approach to manage environmental aspects of our buildings and installations following the principles, terminology, and management system of ISO 55000 (International Standard for Asset Management).

We conducted a project to assess the risk of failure of our buildings, installations, and systems, including the risk of interruptions to the supply of energy, water, and other resources necessary to continue operating. We updated our internal benchmark for environmental performance. We will use the results of this risk assessment and benchmark when making decisions on future investments and on the strategy to enhance our environmental performance.

1. Use energy efficiently and lower our carbon footprint

Although ASML’s total energy consumption is higher, compared to previous years, due to the growth of our business, we seek to reduce our CO2 emissions in several ways (as reflected in the graphic below):

•	Saving energy.
•	Buying renewable energy certificates.

Our target is to reduce ASML’s CO2 footprint by 50% in 2015 compared to the 2010 level. This means lowering our CO2 emissions from 88.7 kilotons in 2010, to 44.3 kilotons by year-end 2015. By achieving a net CO2 emissions level of 40.2 kilotons in 2014, we met our target to have net 46 kilotons CO2 emissions by end 2014. We expect to meet our target of net 44.3 kilotons CO2 emissions by the end of 2015.

More details about our CO2 emissions can be found in the appendix.

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We measure our energy savings compared to the energy we estimate we would have used without these efficiency efforts. Over the period 2010-2014 we invested a total of 2.7 million euros in energy efficiency, leading to an operational cost reduction of 1.3 million euros for 2014. We have run 35 energy-saving projects since 2010 in three of our manufacturing sites (excluding San Diego), including 10 in 2014 (projects implemented and delivering savings).

The graphics below show our progress between 2011 and 2014 in energy and CO2.

More details about energy footprint and savings can be found in the appendix.

More details about CO2 footprint and reduction can be found in the appendix.

Our key achievements in achieving our energy savings through improved installations are listed below:

•	Replacing an old co-generation heat-power system in Veldhoven with a new rotating ‘uninterrupted power supply’ unit (saving 38.3 TJ).
•	Improving the efficiency of ventilation systems (with reconditioned air and heat recovery) at our manufacturing site in Veldhoven (saving 13.1 TJ).
•	Improving the automated process control system in Wilton (saving 2.8 TJ).
•	Savings in IT-related energy consumption (saving 0.47 TJ).

Furthermore we saved energy via improved production processes (18.2 TJ). By producing our machines faster (‘cycle time reduction’) we increased the number of machines we produce per factory, reducing the energy use per unit.

ASML additionally compensates for indirect CO2 emissions (69.2 kilotons) at our Veldhoven manufacturing location through renewable energy certificates (Guarantees of origin).

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Outlook 2015

We will continue our efforts to improve the efficiency of technical installations. We plan to further increase the amount of CO2 certificates we purchase that ensure we are investing in new renewable energy sources. In 2015 we will review our ambition and strategy to 2020.

We also will introduce a new KPI measuring the percentage of renewable energy in our energy mix.

We will continue to expand the use of ISO 55000 principles across all our operations, seeking conformity with these standards.

Our aim is to embed risk benchmarking / landscaping on reliability, safety, and performance of technical installations in our processes to aid decision making.

2. Use water efficiently

Most of the water we use is regular tap water supplied by local utility companies - some salt water is only used at our manufacturing site in Linkou. We use water in three ways: to cool lithographic systems, clean rooms, and offices; for processing our lithographic immersion systems; and for domestic use in bathrooms, cafeteria, kitchens, etc. The total water usage at three of our manufacturing sites rose to 713,300 m3 in 2014. Despite our relatively low water consumption, ASML strives to continuously reduce this amount, ensuring responsible and sustainable manufacturing.

ASML has a water master plan outlining our objectives and plans to reduce the amount of water used at our manufacturing sites for the 2011 -2015 period. Our water master plan includes the following goals:

•	Realize water saving projects by 2015 that represents 15% (102,900 m3) of our 2010 water use.
•	Improve the way we measure our water intake, our three principal water streams (cooling, process water, and domestic), and our water discharge.

We achieved our 2014 target of 13% water efficiency savings.

3. Reduce, recover, and recycle company waste

We work to manage and prevent waste by addressing three aspects:

•	Gross waste reduction (waste efficiency savings through waste-saving projects). The 2014 target was a reduction of our total waste tonnage by 3% compared to 2012.
•	Improving waste recycling (amount of waste recycled from total waste disposed). Our 2014 target was to recycle more than 85% of our total waste.
•	Zero emissions (amount of waste towards landfill of total waste disposed). Related to our zero emission goal, we set a 2014 target for less than 5% of total waste disposed to landfills.

In 2014, we generated 3,325 and 426 metric tons of nonhazardous and hazardous waste respectively. Overall, waste increased by 23%, due to expansion of our business and reconstruction work at several manufacturing sites (including soil disposal (‘other nonhazardous waste’) at our Wilton manufacturing site). The waste ASML generates on-site is collected, transported, and disposed by acknowledged waste contractors.

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We achieved all of our waste targets except for the gross waste reduction target. We managed to achieve a gross waste reduction of 2.4%, compared to the 2012 total waste disposal (instead of the 3% as targeted). Major waste reduction and waste saving initiatives in 2014 were:

•	Double printing – by introducing a new printing system the amount of paper used was reduced, leading to an estimated waste reduction of about 15 tons in 2014.
•	Reuse of wood pallets – the improved reuse of wooden pallets has led to an estimated waste reduction of 30 tons in 2014.
•	Reuse of sulfuric acid – the continuous reuse of sulfuric acid led to a waste reduction of 8 tons in 2014.
•	Launching a global laptop replacement program, where old laptops are upgraded for external re-use.
•

In September 2014, our Wilton manufacturing site began testing a pilot waste water treatment system for our lead / arsenic-contaminated optical manufacturing waste water. Initial results are very positive and further results will be reported over 2015.

We evaluated our waste targets in 2014 and will focus our efforts on just one key performance indicator in 2015 - gross waste reduction. We aim to reduce gross waste by 5% in 2015 compared to the total gross waste production in 2012.

Of total hazardous waste disposed worldwide, 95% consists of hazardous liquids (e.g sulphuric acid and grinding sludges). The use of hazardous liquids increased at our Veldhoven manufacturing location due to increased production. For example we used more sulfuric acid (due to increased number of wafers being processed and cleaned). In Veldhoven, the amount of hazardous waste liquids disposed rose by 23%. Control measures will be introduced in 2015 to improve hazardous liquids waste management.

4. Deal responsibly with other environmental issues

Managing and reducing hazardous substances

ASML seeks to reduce the use of hazardous substances in our production processes and in our machines. To build our lithography systems, we mainly use nonhazardous materials, such as metals, glass, and modest amounts of plastics and wiring. We test machines by processing wafers, using various hazardous substances for coating and developing them. Our lithography systems use extra clean dry air and inert gases such as nitrogen, xenon, neon, and helium for rinsing and conditioning, and hydrogen for cleaning.

We manage the introduction of all new hazardous substances through our hazardous substance management (HSM) process. The aim of the HSM process is to ensure safe use of hazardous substances, comply with all relevant legislation, and provide up-to-date information to our employees.

In 2014, we restructured our worldwide hazardous substance documentation, concentrating all applicable information in sets of ‘safety data sheets’ written in local languages and available on a web-based platform. Before making these documents available to our employees, we updated the information with the help of our suppliers.

Environmental incidents

In 2014, six environmental incidents were reported at our manufacturing locations in Veldhoven and Wilton. These incidents were reported to all relevant authorities. No environmental damage was detected and no fines were imposed. Investigations took place to identify the root causes of the incidents and corrective and preventive measures were defined. No grievances about environmental impacts were filed through formal grievance mechanisms in 2014. The environmental incidents that occurred are as follows:

•

At our Veldhoven manufacturing location, where we manufacture our EUV machines, incidents occurred with EUV mirrors which accidentally melted. These mirrors have a coating that contains thorium, a radioactive chemical element.

•	A supplier spilled glue from a delivery truck at our gas storage location in Veldhoven.
•	At our Veldhoven manufacturing location a leaking connection occurred within our hydrogen installation, resulting in a leakage of gaseous hydrogen.
•	At our Veldhoven location glycol was accidentally discharged into our sewer system during maintenance operations at our cooling towers.
•	One very small spill of automotive coolant from a vendor’s vehicle was reported at our Wilton manufacturing location (less than one liter of coolant agent was leaked onto asphalt pavement).
•	A small spill of diesel fuel occurred on the pavement near the cogeneration plant at our Wilton manufacturing location during refill of the power washer engine.

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At ASML Wilton we discovered in 2014 two underground storage tanks during a ground-penetrating radar survey. These tanks were unknown to ASML and are believed to be operated by site owners in the 1940-50s. The tanks leaked gasoline and were removed from ASML premises in 2014.

Recertification ISO 14001

In 2014, we renewed our ISO 14001 certification (aligned with our ISO 9001 certification) for a period of three years beginning December 1, 2014. We brought our Motion location within the scope of these two ISO standards.

We carry out centrally coordinated internal audits on our environmental management system and take corrective actions where necessary. Based on these, and following a recent management review, our worldwide environmental management system complies with the basic requirements of ISO 14001.

We improved our audit review process by integrating the results of all audits into one summary, giving us an overview of all potential ‘nonconformities’. This enables us to take more efficient action in response to nonconformities. We aggregate results of external audits, internal audits, EHS certification audits, government audits, and client audits.

Environmental permits

A major achievement in 2014 was the renewal of our environmental permit for the Veldhoven manufacturing site. The permit provides us a framework for sustainable growth, an important step as it directly affects our business continuity.

As a follow-up action after the thorium incident (see above), we assessed whether there are other parts in our machines or equipment containing thorium. Because several other parts were found to contain the radioactive substance, we obtained a ‘nuclear energy permit’ from the Dutch government for our Netherlands operations. This means the authorities confirmed that our procedures to work with these materials meet the required safety standards.

Employee health and safety

Employee health and safety in 2014

A key objective of our EHS roadmap is to reduce the number of LTAs at our locations and activities worldwide, creating a safer ASML with no incidents.

Our LTA rate dropped from 0.18 in 2013 to 0.10 in 2014, with a total of 12 LTAs (see table). We attribute the downward trend to our process of dealing with incidents and accidents, which includes evaluating every incident and accident, analyzing the root causes, and taking action to resolve any equipment or process shortcomings to prevent similar incidents and accidents from happening again. Furthermore, several major safety improvement projects have started which significantly improved safety awareness in our facilities.

	Asia	Europe	U.S.	Total

Injuries per region	17	99	30	146
LTAs per region	1	6	5	12

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Our quarterly global EHS meetings, chaired by our COO, address awareness and ways to prevent accidents. They also evaluate LTAs and define the preventive and corrective actions that need to be taken based on these evaluations.

A worldwide online incident reporting tool is available to all employees20. All incidents, including safety incidents, near-misses, damage to property, and environmental incidents, are reported via this tool. Incidents involving injury leading to absence have to be reported to the COO within 24 hours and an analysis identifying the root causes must be completed within two weeks. For all major incidents (LTAs and environmental incidents) we carry out a root cause analysis. Additionally we register our occupational disease rate.

30 for change: Equipping girls with skills for the future

The Girls Education Program aims to provide girls in San Francisco, U.S., with the expertise and skills to further their studies or become employed after graduating from secondary school. This year, the project aims to provide close to 60 young women with support, in the form of academic counselling, mentoring, and life skills training.

The Girls Education Program in San Fransico.

20)	ASML incident and accident reporting is done with the help of a live incident reporting database.

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Appendix

Other indicators

KPIs 2011-2014	2011	2012	2013	2014

Environmental operations
Fuels purchased [TJ]	359	443	445	334
Electricity purchased [TJ]	552	555	592	682
Water use (x 1,000 m3)	641	601	609	713
Total waste materials disposed (x 1,000 kg)	2,186	2,228	3,039	3,751
Number of accidents with injury	105	102	153	146
…of which LTAs	27	18	20	12
LTA rate	0.28	0.18	0.18	0.10

Product
Product safety accidents	1	-	-	1

People
Employee attrition (%)	4.2	3.3	3.2	3.6
Absenteeism Europe (%)[1]	3.1	3.3	2.7	2.3
Absenteeism U.S. (%)	2.3	1.6	1.7	1.2
Absenteeism Asia (%)[2]	0.7	0.3	0.4	0.6
Workforce by gender (men / women in %)	89 / 11	89 / 11	89 / 11	88 / 12

1	The figures for 2011 only include Dutch employees. As of 2012, all European time-registering employees are taken into account.
2	In some countries, such as Japan, sick leave is regarded as annual leave, so illness-related absenteeism is recorded as 0%.

CO2 footprint (direct (scope 1) and indirect (scope 2))[1]	2011	2012	2013	2014

CO2 footprint (direct (scope 1) [kton][2]	27.8	23.8	24.0	17.6
CO2 footprint (indirect (scope 2)[kton]	62.3	70.2	74.7	91.8
Gross CO2 footprint [kton]	90.1	94.0	98.7	109.4
Renewable energy certificates (GOs) reduction [kton]	26.3	43.9	52.7	69.2
Net CO2 footprint (with GOs taken into account)[kton]	63.8	50.1	46.0	40.2

1

For scope 1 as well as scope 2 we choose only to report on CO2, because CO2 is the only material GHG gas for ASML production locations. The other GHG gasses are only by-products of burning natural gas and purchasing electricity. In 2011, we did a materiality check on other GHG gasses. Only CO2 is material for ASML.

2	Biogenic CO2 emissions are not in scope because they’re not emitted by ASML and / or not caused by producing electricity by ASML.

Energy footprint and savings	2011	2012	2013	2014

No effort energy use [TJ]	927.9	1,051.5	1,115.7	1,165.7
Energy savings due to improved production process [TJ]	10.0	20.0	7.4	18.2
Energy savings due to improved installations [TJ]	6.8	33.2	71.7	131.8
Actual total energy use [TJ]	911.1	998.3	1,036.6	1,015.7

CO2 footprint and reduction	2011	2012	2013	2014

No effort CO2 footprint [kton]	92.0	101.8	107.7	120.2
CO2 reduction due to improved production process [kton]	1.2	2.4	0.9	2.5
CO2 reduction due to improved installations [kton][1]	0.7	5.4	8.1	8.3
Renewable energy certificates (GOs) reduction [kton]	26.3	43.9	52.7	69.2
Actual total CO2 footprint [kton]	63.8	50.1	46.0	40.2

1	CO2 reduction by improved installation (energy savings) and reduction by cogeneration.

Number of nationalities working for ASML	2011	2012	2013	2014

Asia	20	21	22	24
Europe	65	66	65	67
U.S.	22	33	52	58
Total	71	72	80	88

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Non-local nationalities (%) working for ASML	2011	2012	2013	2014

Asia	n/a	n/a	n/a	7
Europe	n/a	n/a	n/a	20
U.S.	n/a	n/a	n/a	17
Total	n/a	n/a	n/a	17

[1]	Supervisory Board	Board of Management	Senior management	Middle management	Other employees

Gender
Female	2	-	15	69	1,119
Male	7	5	190	717	7,873
Age group
< 30	-	-	-	2	1,167
30-50	1	1	126	606	6,381
>50	8	4	79	178	1,444

1	These figures are based on headcount and excluding Cymer as the job grades of ASML and Cymer are not yet aligned.

Number of employees in FTEs	Asia 2011	2012	2013	2014	Europe 2011	2012	2013	2014

Number of payroll employees	1,676	1,812	2,184	2,377	4,730	4,995	5,654	6,085
Female (%)	13	12	11	13	11	11	12	12
Male (%)	87	88	89	87	89	89	88	88
Number of temporary employees	19	13	17	14	1,793	2,060	2,618	2,507
Female (%)	58	77	76	93	8	10	11	12
Male (%)	42	23	24	7	92	90	89	88
Total payroll & temporary	1,695	1,825	2,201	2,391	6,523	7,055	8,272	8,592

Number of employees in FTEs	U.S. 2011	2012	2013	2014	Total 2011	2012	2013	2014

Number of payroll employees	1,549	1,617	2,522	2,856	7,955	8,424	10,360	11,318
Female (%)	11	11	12	13	11	11	11	12
Male (%)	89	89	88	87	89	89	89	88
Number of temporary employees	123	64	230	233	1,935	2,137	2,865	2,754
Female (%)	8	9	9	16	9	10	11	13
Male (%)	92	91	91	84	91	90	89	87
Total payroll & temporary	1,672	1,681	2,752	3,089	9,890	10,561	13,225	14,072

Age group payroll employees in FTEs	Asia 2011	2012	2013	2014	Europe 2011	2012	2013	2014

< 30	399	400	438	490	464	447	499	536
30-50	1,236	1,369	1,704	1,824	3,595	3,747	4,284	4,531
>50	41	43	42	55	671	801	871	1,018
Total	1,676	1,812	2,184	2,377[1]	4,730	4,995	5,654	6,085

1	For Asia 2014, 8 unknown.

Age group payroll employees in FTEs	U.S. 2011	2012	2013	2014	Total 2011	2012	2013	2014

< 30	97	104	195	248	960	951	1,132	1,274
30-50	883	873	1,423	1,512	5,714	5,989	7,411	7,867
>50	569	620	904	958	1,281	1,464	1,817	2,031
Total	1,549	1,617[1]	2,522	2,856[2]	7,955	8,424	10,360	11,318

1	For U.S. 2012, 20 unknown.
2	For U.S. 2014, 138 unknown.

ASML Corporate Responsibility Report 2014	51

Full-time & part-time payroll employees in FTEs	Asia 2011	2012	2013	2014	Europe 2011	2012	2013	2014

Full-time	1,675	1,811	2,184	2,376	4,197	4,421	4,988	5,333
Female (%)	13	12	11	13	7	8	8	9
Male (%)	87	88	89	87	93	92	92	91
Part-time	1	1	-	1	533	574	666	752
Female (%)	67	66	-	-	36	35	36	36
Male(%)	33	34	-	100	64	65	64	64

Full-time & part-time payroll employees in FTEs	U.S. 2011	2012	2013	2014	Total 2011	2012	2013	2014

Full-time	1,546	1,610	2,517	2,850	7,418	7,842	9,689	10,559
Female (%)	11	11	11	13	9	9	10	11
Male (%)	89	89	89	87	91	91	90	89
Part-time	3	7	5	6	537	582	671	759
Female (%)	63	66	61	66	37	35	36	37
Male(%)	38	34	39	34	63	65	64	63

ASML’s employee attrition in FTEs	Asia 2011	2012	2013	2014	Europe 2011	2012	2013	2014

Involuntary	19	18	17	16	27	37	85	52
Voluntary	116	71	59	82	66	61	49	79
Total	135	89	76	98	93	98	134	131
Gender
Female	21	13	23	12	16	23	22	26
Male	114	76	53	86	77	75	112	105
Age group
< 30	53	25	24	21	19	24	17	16
30-50	79	61	48	72	62	57	99	89
>50	3	3	4	5	12	17	18	26
Total	135	89	76	98	93	98	134	131

ASML’s employee attrition in FTEs	U.S. 2011	2012	2013	2014	Total 2011	2012	2013	2014

Involuntary	21	21	27	30	67	76	129	98
Voluntary	67	59	50	131	249	191	158	292
Total	88	80	77	161	316	267	287	390
Gender
Female	9	13	15	26	46	49	60	64
Male	79	67	62	135	270	218	227	326
Age group
< 30	14	9	15	20	86	58	56	57
30-50	58	49	39	72	199	167	186	233
>50	16	22	23	69	31	42	45	100
Total	88	80	77	161	316	267	287	390

New hires payroll employees in FTEs	Asia 2011	2012	2013	2014	Europe 2011	2012	2013	2014

Total number of new hires	291	207	218	310	638	405	645	614
Rate of new hires (%)	17	11	10	13	13	8	11	10
Gender
Female	42	26	28	39	84	52	139	104
Male	249	181	190	271	554	353	506	510
Age group
< 30	151	70	118	184[1]	220	97	165	197
30-50	138	134	99	116[1]	373	258	417	386
>50	2	3	1	2[1]	45	50	63	31

1	For Asia 2014, 8 unknown.

ASML Corporate Responsibility Report 2014	52

New hires payroll employees in FTEs	U.S. 2011	2012	2013	2014	Total 2011	2012	2013	2014

Total number of new hires	168	139	121	429	1,097	751	984	1,353
Rate of new hires (%)	11	9	5	15	14	9	10	12
Gender
Female	24	23[1]	24	67[2]	150	101	191	210
Male	144	108[1]	97	340[2]	947	642	793	1,121
Age group
< 30	30	15	33	84[3]	401	182	316	465
30-50	92	72	68	165[3]	603	464	584	667
>50	46	52	20	38[3]	93	105	84	71

1	For U.S. 2012, 8 unknown.
2	For U.S. 2014, 22 unknown.
3	For U.S. 2014, 142 unknown.

ASML Corporate Responsibility Report 2014	53

Independent assurance statement

We have been engaged by ASML to provide external assurance on its Corporate Responsibility Report 2014 (further referred to as ‘The Report’). The content of The Report and the identification of material issues are the responsibility of ASML management. Our responsibility is to present an assurance statement providing readers of The Report with an independent opinion on the integrity of information, based on our review.

Our engagement: scope, objective, and level of assurance

Our engagement was designed to provide moderate assurance on whether the information in The Report is fairly presented in accordance with the reporting criteria described below. Therefore, our assurance activities are aimed at determining the plausibility of information disclosed by ASML in The Report, and are less extensive than those for a high level of assurance; evidence gathering is focused at corporate level and limited sampling at lower levels of the organization. We do not provide assurance on the achievability of targets, plans, and expectations of ASML.

Which reporting criteria ASML used

ASML applies the Sustainability Reporting Guidelines G4 (core) of the Global Reporting Initiative. It is important to view the performance data and trends in combination with the reporting criteria, the scope and limitations explained by ASML in the appendix ‘About the report’, as well as the appendix ‘Non-financial data definitions’.

Which assurance methods and audit principles we applied

We applied a structured evidence-based verification process based on AA1000AS (verification of quality of information disclosed, not the AA1000 Principles) and the Dutch Standard 3810N for assurance engagements in relation to sustainability reports. We applied all relevant procedures for evidence gathering to evaluate the quality of disclosures and underlying evidence and controls, specified by these standards and summarized below under our assurance activities. For the level of assurance and our assurance conclusion we used the AA1000 wording and terminology. We ensured that our assurance team possesses the required subject matter and assurance competences to review The Report, and we adhere to the principles of auditing regarding ethical conduct, professional integrity, and independence.

Work undertaken: our assurance activities

To come to our conclusions we performed the following activities:

•	Risk analysis, including media review, to identify relevant sustainability issues for ASML in 2014.
•

Review of the design and implementation of corporate level systems, processes and internal controls for collection and aggregation of both quantitative and qualitative information in The Report, including the reporting criteria, scope, and definitions described in Appendices ‘About the Report’ and ‘Non-financial data definitions’.

•

Review of Internal Audit procedures and findings in relation to The Report and underlying reporting processes. ASML analyzed and reviewed their internal reporting, validation, and aggregation processes and systems, and interviewed theme owners and other staff involved in providing data and information for The Report.

•	Interviews with staff at corporate level, responsible for reporting material CSR themes and Responsible Business themes.
•	Review of internal and external documentation to determine whether reported information is supported by relevant underlying evidence.
•

Review of several drafts of The Report to assess whether relevant text assertions in The Report are supported by underlying evidence, to evaluate the information presented against our findings from above mentioned activities, and to evaluate the references in the GRI content list and the compliance with GRI G4. With reference to our media review, we also assessed the balance and overall presentation of The Report. We discussed changes to the various drafts of The Report and ensured that the final version of The Report reflects our findings.

Our conclusion

Based on our work undertaken, we conclude that the information in The Report is fairly presented, in all material respect, in accordance with the reporting criteria.

The Hague, February 10, 2015

Sustainable-Business

ASML Corporate Responsibility Report 2014	54

About the report

Introduction

We are proud to present our tenth corporate responsibility (CR) report as part of our annual external reporting. It provides an overview of ASML’s performance in the area of corporate responsibility during 2014. The report is available in full in digital format on www.asml.com. This section provides specific information on the reporting process and reporting methods used to arrive at the figures and topics included in this report.

Reporting time frame

This corporate responsibility report provides an overview of ASML’s performance in the area of sustainability during 2014. It covers ASML’s activities from January 1, 2014, to December 31, 2014. The previous corporate responsibility report was prepared using the GRI 4.0 in accordance with ‘core’ option and was published on March 7, 2014.

Reporting criteria

The 2014 corporate responsibility report has been prepared in accordance with the latest version of the international sustainability reporting guidelines, GRI 4.0.

The GRI content index in the appendix lists the material GRI aspects that, on the basis of our materiality assessment findings, we consider to be relevant to our stakeholders and our long-term strategy. The GRI content index shows what information has been verified by our external assurance provider and where there are any GRI omissions. The sections where information concerning each GRI disclosure can be found are also listed in the index. The index reflects GRI 4.0, in accordance with option Core. For more information about GRI and the options to be ‘in accordance’ with GRI, please see www.globalreporting.org.

We are required by GRI to report only on the material themes, however for reasons of transparency and completeness we have also included some GRI disclosures and related indicators for the responsible business behavior themes.

Reporting process

Each theme has an owner who is responsible for the theme ambition, strategy, and relevant performance indicators, timely delivery of content and relevant data for CR reporting and for monitoring the execution of the strategy. The data is consolidated by the Finance department, which reviews the data and text submitted. The responsibility for the reporting and planning process for the corporate responsibility report lies within the Finance department (as of October 2013), which reports to the CFO. A Corporate Responsibility Reporting Manager was appointed in a newly-created role to advance the non-financial reporting process and bring it closer to integration with the financial report. We aim to align the processes as much as possible with the annual report, which is why we are publishing this report on the same day as the annual report. We also aim to embed more regular collection and review of the data provided in the corporate responsibility report.

Internal audit is also involved in the review of the 2014 report, as is our external assurance provider. Internal Audit performed certain procedures to assess the system of internal controls with respect to CR reporting and the CR report. The external assurance provider takes into consideration the findings of the internal auditor.

Reporting scope

GRI 4.0 requires us to perform an analysis of the impact per theme in order to determine the report content. In general this report provides an overview of the corporate responsibility performance for all ASML locations worldwide, similar to the annual report. In other words, all information about our strategy, policies, procedures, and initiatives, and about the associated indicators is relevant to our own organization. In some cases the scope expands to the value chain (Customers, Sustainable relationship with our customers) and the supply chain (Sustainable relationship with our suppliers, Business ethics and human rights, Conflict minerals, Business risk and business continuity, Innovation).

There have been no significant changes during the reporting period regarding the organization’s size, structure, ownership, or its supply chain. There have been no significant changes with regard to the scope of the report content from 2013.

In some cases, the scope of the data reported differs from the scope of the report content (ASML worldwide).

The manufacturing location Cymer was acquired May 30, 2013, and full integration of the acquisition is still taking place. In the 2013 corporate responsibility report, Cymer operations were not included in the results of ASML unless stated otherwise. For the 2014 report, where integration has taken place and the information is readily available, results do include Cymer for this year.

ASML Corporate Responsibility Report 2014	55

Please see ‘Non-financial data definitions’ where the scope of the data reported has been clarified per theme and explains where the scope of the data provided is different from the scope of the report content.

Reporting indicators

A detailed overview of the non-financial data definitions, scope, and calculations for performance and target indicators is included in the appendix ‘Non-financial data definitions’. The data disclosed in this report is derived from various sources. Due to its nature, some data is subject to a degree of uncertainty caused by limitations in measuring and estimating data.

Based on the internal and external audit findings, ASML will continue to improve its corporate responsibility control environment to further increase the accuracy and completeness of the data.

Reporting restatements

There have been restatements of information provided in previous reports and these have been explained in footnotes in the chapters where applicable. In summary, the restatements are related to:

•	Improvement in administration of technical training data resulted in a correction of the 2013 data previously reported (Knowledge management).
•	Non-product related training hours restated to exclude D&E training which was previously included in the scope (Talent management).
•	From 2014, we now include measurements of the energy efficiency of our machines (Product stewardship).
•	The 2013 engagement score was revised by Effectory following changes to the method of calculating engagement (Sustainable relationship with our people).
•	The definition for the number of audits covering sustainability has changed to exclude NC follow-up audits as a full assessment on sustainability is not conducted during these audits.
•

The number of sustainability NCs raised is based on the latest supplier profile for ‘S’ within QLTCS. The comparative years have been updated to be comparable and align with the latest definition (Sustainable relationship with suppliers).

•	The definition for the percentage of PR business critical suppliers audited on ‘S’ now excludes NC follow-up audits as a full assessment on sustainability is not conducted during these audits.

Verification of this report

Information in this corporate responsibility report has been subject to internal audit. In addition, we want to have an independent review of our information and therefore the information in this report is subject to external assurance. The brief to our external assurance provider by the Board of Management was to provide assurance on the entire report and we asked Sustainable-Business to provide this service. The independent assurance statement, including details of the work carried out, is provided in the appendix ‘Independent assurance statement’.

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Non-financial data definitions

2014 indicators	Chapter	(K)PI definition and calculation	Scope of data*	Changes from 2013

Research and development (R&D) spend	Innovation	All expenses incurred for the research and development of the product roadmap during the reporting year	ASML worldwide	None

# of technical training hours per FTE	Knowledge management	The number of hours related to training started and registered in SAP system during the reporting year (excluding HR&O organized training) for D&E employees divided by average number of D&E employees (FTE) during the reporting year. The split between male and female hrs per FTE is also given.	D&E organized training for D&E employees (excluding Cymer)	New metric in 2014

# of technical training programs and # of employees attending the programs	Knowledge management	All technical training programs started during the reporting year (organized by D&E) and registered in SAP system excluding HR organized training completed by payroll and temporary employees	D&E organized training for mostly D&E employees (excluding Cymer)	Yes - Improvement in administration of training data resulted in a correction of the 2013 data

Measured energy efficiency, NXT (kWh / wafer)	Product stewardship	Power consumption measured based on SEMI standards on latest NXT machine (excluding laser, but including gas and water supplies), scaled to 100% availability. Energy reflected per wafer pass.	Latest product (2013 / 2014, Twinscan NXT: 1970Ci)	New metric in 2014. Previously a simulated calculation was reported based on electrical power requirements for both scanner and laser.

Attrition %	Talent management / Other indicators	The percentage of payroll employees that left ASML during the current reporting period. The number of payroll FTE that left ASML / number of FTE (last day of last month)*100%.	ASML worldwide	None

DAP % implemented	Talent management	Percentage of total employees (FTE) that have an implemented DAP in the HR4U system during the reporting year	ASML worldwide (excluding Cymer)	None

# of non-product related training programs and # of employees attending the programs	Talent management	All training programs started and registered in SAP system during the reporting year excluding D&E organized training completed by payroll employees (excluding interns)	HR&O organized training for payroll employees (excluding Cymer)	Yes - Previously D&E organized training was included

# of non-product related training hours per FTE	Talent management	The number of hours related to training started and registered in SAP system during the reporting year (excluding D&E organized training) for all payroll employees divided by the average number of payroll employees (excludes interns) in the reporting year. The split between male and female hrs per FTE is also given.	HR&O organized training for payroll employees (excluding Cymer)	Yes - Previously D&E organized training was included

Me@ASML survey results	Sustainable relationship with our people	Relevant results from the ASML employee survey run by an external company, Effectory, every 18 months	ASML worldwide (excluding Cymer)	None

VLSI survey scores	Sustainable relationship with customers	Third party research: Overall satisfaction rate compared to competitors. Satisfaction rate in technical leadership compared to competitors.	ASML as company / brand worldwide	None

Customer Loyalty Survey score	Sustainable relationship with customers	Survey created by ASML and administered by a third party every two years. Asks for customer feedback from management, purchasing, and engineering in the following areas: people, technology, operational effectiveness, cost of ownership.	ASML’s customers	New metric in 2014

Business critical PR spend and suppliers	Sustainable relationship with suppliers	The value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year (on system parts) from suppliers who are classified as SAT suppliers (i.e. managed by a Supplier Account team)	ASML worldwide excluding Cymer Light Source supplier spend	Yes - The classification of business critical is reassessed on a regular basis

Business critical NPR spend and suppliers	Sustainable relationship with suppliers	The value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year (on non-system parts) from suppliers who are classified as SAT suppliers (i.e. managed by a Supplier Account team)	ASML worldwide excluding Cymer Light Source supplier spend	Yes - In 2014, business critical is a new classification for NPR

Remaining PR spend and suppliers	Sustainable relationship with suppliers	The value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year (on system parts) from suppliers who are not classified as SAT suppliers	ASML worldwide excluding Cymer Light Source supplier spend (includes purchases from Cymer Light Source as the ERP application is not fully integrated for this division)	Yes - The classification of business critical is reassessed on a regular basis

ASML Corporate Responsibility Report 2014	57

2014 indicators	Chapter	(K)PI definition and calculation	Scope of data*	Changes from 2013

Remaining NPR spend and suppliers	Sustainable relationship with suppliers	The value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year (on non-system parts) from suppliers who are not classified as SAT suppliers	ASML worldwide excluding Cymer Light Source supplier spend (includes purchases from Cymer Light Source as the ERP application is not fully integrated for this division)	Yes - In 2014, business critical is a new classification for NPR

Sourcing spend per region	Sustainable relationship with suppliers	Total value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year from non-product and product-related suppliers by region divided by the total value of purchases from non-product and product-related suppliers during the reporting year	ASML worldwide excluding Cymer Light Source supplier spend (includes purchases from Cymer Light Source as the ERP application is not fully integrated for this division)	None

# of supplier audits executed	Sustainable relationship with suppliers	All types of audits (includes theme, re-qualification, full qualification, new competency qualification audit, follow up on nonconformities) executed in the reporting year by QPI on selected supplier locations	ASML worldwide supply chain (excludes Cymer Light source suppliers)	None

# of supplier audits executed covering sustainability	Sustainable relationship with suppliers	Audits (includes theme, re-qualification, full qualification, new competency qualification audit but excludes follow up on nonconformities) executed in the reporting year by QPI on selected supplier locations where sustainability assessment (‘S’ block) scores are included in the scope and reported	ASML worldwide supply chain (excludes Cymer Light Source suppliers)	Yes - NC follow up audits are now excluded from the definition

# of sustainability NCs raised	Sustainable relationship with suppliers	The number of nonconformities against the ASML required level of (sustainability) performance resulting from a supplier audit executed by QPI and recorded in the AIR system in the reporting year	ASML worldwide supply chain (excludes Cymer Light Source suppliers)	Yes - ‘S’ block now includes an assessment on business continuity which was previously included under ‘Q’

# of business critical supplier audits executed	Sustainable relationship with suppliers	All types of audits (includes theme, re-qualification, full qualification, new competency qualification audit, follow up on nonconformities) executed in the reporting year by QPI on selected supplier locations that are classified as PR business critical (SAT) vendors	ASML worldwide supply chain (excludes Cymer Light Source suppliers)	Yes - The classification of business critical is reassessed on a regular basis

# of business critical supplier audits executed covering sustainability	Sustainable relationship with suppliers	Audits (includes theme, re-qualification, full qualification, new competency qualification audit but excludes follow up on nonconformities) executed in the reporting year by QPI on selected supplier locations classified as PR business critical (SAT) vendors where sustainability assessments (‘S’ block) scores are included in the scope and reported	ASML worldwide supply chain (excludes Cymer Light Source suppliers)	Yes - NC follow up audits are now excluded from the definition and classification of business critical is reassessed on a regular basis

# of business critical sustainability NCs raised	Sustainable relationship with suppliers	The number of nonconformities against the ASML required level of (sustainability) performance resulting from a PR business critical supplier audit executed by QPI and recorded in the AIR system in the reporting year	ASML worldwide supply chain (excludes Cymer Light Source suppliers)	Yes - ‘S’ block now includes an assessment on business continuity which was previously included under ‘Q’ and classification of business critical is reassessed on a regular basis

% of PR suppliers that acknowledged EICC code of conduct	Sustainable relationship with suppliers	% of PR business critical (SAT) suppliers that have either signed an EICC acknowledgement letter or whose code of conduct is assessed to be acceptable as it covers the same principles of the EICC code of conduct	ASML worldwide SAT population	Yes - The classification of business critical is reassessed on a regular basis

% of suppliers audited on sustainability	Sustainable relationship with suppliers	% of PR business critical (SAT) suppliers that have had an audit executed by QPI covering sustainability assessments (excludes NC follow up audits) between 2012 and 2014 divided by the total PR business critical (SAT) suppliers	ASML worldwide supply chain (excludes Cymer Light Source suppliers)	Yes - The classification of business critical is reassessed on a regular basis and NC follow up audits are excluded from the definition

ASML Corporate Responsibility Report 2014	58

2014 indicators	Chapter	(K)PI definition and calculation	Scope of data*	Changes from 2013

% of new suppliers audited on sustainability criteria	Sustainable relationship with suppliers	The number of suppliers that have been added to the supply base in the previous year, are considered to be business critical (SAT) and have been audited by QPI on the full ‘S’ block divided by the total number of suppliers that have been added to the supply base in the previous year and are considered to be business critical (SAT)	ASML worldwide (excludes Cymer Light Source suppliers)	This is a new metric in 2014

# of Ethics Liaisons	Business ethics and human rights	Total number of appointed Ethics Liaisons (employees) in all ASML offices / locations as at year end	ASML worldwide	Yes - Includes Cymer in 2014

# of employees invited to / % completed online Code of Conduct and Business Principles training	Business ethics and human rights

All employees invited to complete the online Code of Conduct and Business Principles training launched in Q4 2014 and % of those that completed the training.

Applicable to all payroll employees, all temporary employees (if employed longer than a month) and all contractors (employed longer than three months working on ASML premises and having an ASML IT account).

			ASML worldwide (and including contractors)	Yes - New training launched in 2014 which includes Cymer

# of reports made relating to the five Business Principles	Business ethics and human rights	The number of questions / remarks / concerns reported to the Ethics Office (related to a potential violation of the Code of Conduct and Business Principles) in the reporting year	ASML worldwide	Yes - Includes Cymer for part of the year

# of complaints made relating to the five Business Principles	Business ethics and human rights	The number of formal reports according to the Reporting Procedure communicated to the Ethics Office (related to a potential violation of the Code of Conduct and Business Principles) in the reporting year deemed serious enough to warrant an investigation by the Complaints Committee	ASML worldwide	Yes - Includes Cymer for part of the year

# of claims of violation of anti-trust and monopoly legislation	Business ethics and human rights	The number of any official claims (from a regulatory body), charges brought, or where there is an investigation regarding anti-trust / monopoly legislation as recorded by the Legal department during the reporting year	ASML worldwide	None

% of employees subject to collective bargaining agreement	Labor relations and fair remuneration	The number of payroll employees (excluding senior management) located in Belgium and Holland at year end divided by the total number of payroll employees at year end	ASML worldwide	None

Euros committed through corporate sponsoring	Community involvement	Value in euros of committed donations to the community through the corporate sponsoring program in the reporting year	ASML Netherlands	None

Euros committed through fundraising	Community involvement	Value in euros of committed donations to the community through fundraising in the reporting year	ASML worldwide (excluding Cymer)	None

# of product-related safety issues	Product safety and compliance	The number of accidents where the product or product design is a factor	ASML worldwide	Yes - Includes Cymer in 2014

# of product-related lost time accidents (LTAs)	Product safety and compliance	The number of accidents where the product or product design is a factor that resulted in a lost work day	ASML worldwide	Yes - Includes Cymer in 2014

# of reports on fines for noncompliance	Product safety and compliance	Total number of incidents of noncompliance with regulations or voluntary codes concerning the health and safety impacts of products and services, resulting in a fine or penalty	ASML worldwide (excluding Cymer)	None

Environmental data (general)	Environmental efficiency own operations	As the environmental data focuses only on our manufacturing locations, it excludes our CS locations, which, in 2010, were assessed as being immaterial regarding their energy footprint. The environmental data also excludes Cymer, ASML Motion, and ASML Brion. For our Veldhoven manufacturing location, all manufacturing-related buildings are taken into account, meaning all our campus buildings in Veldhoven and our manufacturing building at Eindhoven Airport. Regarding waste and water, we apply the same scope as for energy, since the ASML waste and water footprint is also strongly related to our manufacturing processes. ASML’s environmental data is measured by external experts and suppliers, reported to ASML and then consolidated and verified by an internal management system. In a number of cases data had to be estimated due to lack of reliable external data. Actual figures may differ from estimates.

ASML Corporate Responsibility Report 2014	59

2014 indicators	Chapter	(K)PI definition and calculation	Scope of data*	Changes from 2013

Environmental data (waste)	Environmental efficiency own operations	Part of our waste (on average around 5% of the waste streams) is removed from our premises in containers of a predetermined weight. These estimated weights are weights for standardized packaging sizes (indicators) based on average weights in the country determined by our waste handling company. This can result in inaccuracies. In addition, the definition of waste differs between various locations due to differences in local legislation, e.g. in the U.S. other definitions are used for disposing hazardous and nonhazardous waste. Within this corporate responsibility report ASML tried to align all waste streams with the European definitions. Only in cases where a certain waste stream is not seen as waste in the U.S. can this cause inaccuracies in the reporting data.

Net CO2-emissions (kilotons)	Environmental efficiency own operations

Total of net CO2 emissions from ASML manufacturing locations in kilotons calculated by adding the direct and indirect CO2 emissions resulting from gas, electricity, fuel oil, and propane purchased minus the amount of renewable energy certificates purchased in the reporting period.

Local figures for gas, electricity, fuel oil, and propane are converted with conversion factors derived from local suppliers.

			Veldhoven, Wilton, and Linkou	None

Energy efficiency savings (TJ)	Environmental efficiency own operations	Cumulated energy savings for ASML manufacturing locations in reporting year (since base year 2010) through improved technical installations	Veldhoven, Wilton, and Linkou	None

Water use (m3)	Environmental efficiency own operations	Total water purchased in reporting period for ASML manufacturing locations, calculated in 1,000 m3	Veldhoven, Wilton, and Linkou	None

Total waste materials disposed (x 1,000 kg)	Environmental efficiency own operations	Total amount of waste disposed in reporting period from ASML manufacturing locations, calculated in tons	Veldhoven, Wilton, and Linkou	None

Gross waste reduction (%)	Environmental efficiency own operations

Cumulated waste savings reached through waste re-use or reduction programs since 2012 until end of reporting period for all manufacturing locations.

Cumulated waste savings divided by the total waste materials disposed in 2012.

			Veldhoven, Wilton, and Linkou	None

Waste recycling (%)	Environmental efficiency own operations

The percentage of recyclable waste (including material recovery and incineration with energy recovery) for all manufacturing locations, disposed in reporting period.

Tons of recyclable waste divided by the total waste in reporting period.

			Veldhoven, Wilton, and Linkou	None

Waste towards landfill (%)	Environmental efficiency own operations	The percentage of waste disposed to landfill in reporting period for all manufacturing locations. Tons of waste disposed to landfill divided by the total amount of waste disposed in the reporting period.	Veldhoven, Wilton, and Linkou	None

Water efficiency savings (%)	Environmental efficiency own operations	Cumulated water savings in reporting year (since base year 2010) through improved technical installations for all manufacturing locations	Veldhoven, Wilton, and Linkou	None

# of fines imposed	Environmental efficiency own operations	Number of fines or grievances filed for environmental impacts or incidents of noncompliance with environmental laws and regulations	ASML worldwide (excluding Cymer)	None

Lost time accident rate	Employee health and safety	LTA rate is the number of accidents of payroll and temporary employees (per 100 FTEs) resulting in the victim not being able to return to work on the next originally scheduled working day	ASML worldwide (excluding Cymer)	None

# of accidents	Employee health and safety	Number of accidents of payroll and temporary employees with personal injury in reporting period for all ASML locations and activities worldwide (excluding commuting accidents)	ASML worldwide (excluding Cymer)	None

# of Lost time accidents (LTA)	Employee health and safety	Number of accidents of payroll and temporary employees with personal injury in reporting period for all ASML locations worldwide, that result in the victim not being able to return to work on the next originally scheduled working day	ASML worldwide (excluding Cymer)	None

ASML Corporate Responsibility Report 2014	60

2014 indicators	Chapter	(K)PI definition and calculation	Scope of data*	Changes from 2013

Fuels purchased (TJ)	Appendix: Other indicators	Total of natural gas, fuel oil, hydrogen, and propane purchased in the reporting period for ASML manufacturing locations, calculated in TJ with the help of global conversion factors	Veldhoven, Wilton, and Linkou	None

Electricity purchased (TJ)	Appendix: Other indicators	Total electricity purchased in the reporting period for ASML manufacturing locations, calculated in TJ with the help of global conversion factors	Veldhoven, Wilton, and Linkou	None

Absenteeism Europe %	Appendix: Other indicators

The number of calendar days (including weekends) of sick leave for ASML European for payroll employees in the observation period, divided by the labor volume (in full-time equivalents) multiplied by the number of calendar days in the observation period.

Total number of calendar days of sick leave * sick leave percentage * employment percentage / number of FTE (per last day of reporting period) * calendar days in period.

			All Veldhoven (100%) and rest of Europe time-registering personnel (80%)	None

Absenteeism U.S. %	Appendix: Other indicators

The number of calendar days (including weekends) of sick leave for ASML U.S. for payroll employees in the observation period, divided by the labor volume (in full-time equivalents) multiplied by the number of calendar days in the observation period.

Total number of calendar days of sick leave * sick leave percentage * employment percentage / number of FTE (per last day of reporting period) * calendar days in period.

			All U.S. personnel (100%)	None

Absenteeism Asia %	Appendix: Other indicators

The number of calendar days (including weekends) of sick leave for ASML Asia for payroll employees in the observation period, divided by the labor volume (in full-time equivalents) multiplied by the number of calendar days in the observation period.

Total number of calendar days of sick leave * sick leave percentage * employment percentage / number of FTE (per last day of reporting period) * calendar days in period.

			Asia time-registering personnel (90%)	None

Workforce by gender (men / women %)	Appendix: Other indicators	Percentage of male versus female payroll FTE employees versus total number of payroll FTE employees for ASML worldwide, at the last day of reporting period	ASML worldwide	Yes - gender is now included for Cymer

CO2 footprint (direct scope 1)(kilotons)	Appendix: Other indicators	CO2 footprint consists of natural gas (Veldhoven and Wilton), propane (Wilton) and fuel oil (Veldhoven and Linkou). It is calculated by multiplying the specific consumptions by the local conversion factors x kg CO2 / m3 gas / propane and fuel oil. They are all summed together.	Veldhoven, Wilton, and Linkou	New metric in 2014. Previously we didn’t split our CO2 footprint in direct (scope 1) and indirect (scope 2) CO2.

CO2 footprint (indirect scope 2)(kilotons)	Appendix: Other indicators	CO2 footprint is calculated by multiplying electricity consumption of Veldhoven, Wilton and Linkou by local conversion factors x kg CO2 / kWh. They are all summed together.	Veldhoven, Wilton, and Linkou	New metric in 2014. Previously we didn’t split our CO2 footprint in direct (scope 1) and indirect (scope 2) CO2.

Gross CO2 footprint (no effort emissions)(kilotons)	Appendix: Other indicators	Total gross CO2 emissions from ASML manufacturing locations in kilotons calculated by adding the direct and indirect CO2 emissions resulting from gas, electricity, fuel oil, and propane purchased	Veldhoven, Wilton, and Linkou	New metric in 2014

Renewable energy certificates (GOs) reduction (kilotons)	Appendix: Other indicators	The total number of RECs (GOs) purchased at our manufacturing location in Veldhoven in the reporting year (Sum of purchased per quarter)	Veldhoven, Wilton, and Linkou	None

# of nationalities working for ASML	Appendix: Other indicators	The number of nationalities on the last reporting day working for ASML by region (U.S., Asia and Europe). This is for payroll employees.	ASML worldwide	None

Non-local nationalities (%) working for ASML	Appendix: Other indicators	The percentage of non-local payroll and temporary employees on the last day of the reporting period with another nationality than the country the employee is working in	ASML worldwide	New metric in 2014

ASML Corporate Responsibility Report 2014	61

2014 indicators	Chapter	(K)PI definition and calculation	Scope of data*	Changes from 2013

Number of employees in FTE by region, type, and gender	Appendix: Other indicators	The total number of employees in FTE on the last day of the reporting period by region and employment type. This is also reported by gender %.	ASML worldwide	Yes - gender is now included for Cymer

Age group payroll employees in FTE by region	Appendix: Other indicators	The number of payroll employees in FTE on the last day of the reporting period by region and age group	ASML worldwide	None

Full-time and part-time payroll employees in FTE by region and gender	Appendix: Other indicators	The number of full-time and part-time payroll employees on the last day of the reporting period by region. This is also reported by gender %.	ASML worldwide	Yes - gender is now included for Cymer

Employee attrition in FTE by voluntary / involuntary, region, gender, and age group	Appendix: Other indicators	Employee attrition is the number of payroll employees in FTE that left ASML during the current reporting period by region, voluntary / involuntary leave, gender, and age group	ASML worldwide	Yes - gender is now included for Cymer

New hires payroll employees in FTE by gender and age group	Appendix: Other indicators	The number of new payroll employees in FTE that joined ASML during the current reporting period by region, gender, and age group. This is also reported as rate of new hires %.	ASML worldwide. Sometimes, gender is not included for U.S. employees.	Yes - gender is now included for Cymer

*	ASML worldwide includes ASML Holdings N.V. and its subsidiaries (please refer to annual report).

ASML Corporate Responsibility Report 2014`	62

GRI content index for ‘In accordance’ – Core

Where a ‘yes’ exists in the external assurance column, compliance with this indicator has been assessed as part of the external assurance procedures for The Report. Please see the independent assurance statement on page 54. There are no GRI omissions for the material themes. Where a ‘yes*’ exists in the external assurance column, for the figures adopted, please refer to the annual report and the report of the independent registered public accounting firm.

GRI disclosure #	GRI description	Reference	Page #	External assurance
STRATEGY AND ANALYSIS
G4-1

Statement from the most senior decision-maker about the relevance of sustainability to the organization and the organization’s strategy for addressing sustainability. The statement should include:

–   Strategic priorities and key topics for the short and medium term with regard to sustainability, including respect for internationally recognized standards and how such standards relate to long-term organizational strategy and success

–   Broader trends (such as macroeconomic or political) affecting the organization and influencing sustainability priorities

–   Key events, achievements, and failures during the reporting period

–   Views on performance with respect to targets

–   Outlook on the organization’s main challenges and targets for the next year and goals for the coming 3-5 years

–   Other items pertaining to the organization’s strategic approach

		Message from the Presidents	6 & 7	Yes
ORGANIZATIONAL PROFILE
G4-3	Report the name of the organization	About ASML	8	Yes

G4-4	Report the primary brands, products, and services	About ASML	9	Yes

G4-5	Report the location of the organization’s headquarters	About ASML	8	Yes

G4-6	Report the number of countries where the organization operates, and names of countries where either the organization has significant operations or that are specifically relevant to the sustainability topics covered in the report	About ASML Annual report (List of main subsidiaries)	8	Yes*

G4-7	Report the nature of ownership and legal form	Annual report (Organizational structure)		Yes*

G4-8	Report the markets served (including geographic breakdown, sectors served, and types of customers and beneficiaries)	Annual report (Segment disclosure)		Yes*

G4-9	Report the scale of the organization: – Total number of employees	About ASML Annual report (Information on the company)	8 & 51	Yes
	– Total number of operations	Other indicators About ASML Annual report (Information on the company)	8	Yes*
	– Net sales (for private sector organizations) or Net revenues (for public sector organizations)	About ASML Annual report (Consolidated statement of operations)	8	Yes*
	– Total capitalization broken down in terms of debt and equity (for private sector organizations)	Annual report (Consolidated balance sheets)		Yes*
	– Quantity of products or services provided	About ASML Annual report (Segment disclosure)	8	Yes*

G4-10	a. Report the total number of employees by employment contract and gender	Other indicators	51	Yes
	b. Report the total number of permanent employees by employment type and gender	Other indicators	52	Yes
	c. Report the total workforce by employees and supervised workers and by gender	Other indicators	51	Yes
	d. Report the total workforce by region and gender	Other indicators	50 & 51	Yes
	e. Report whether a substantial portion of the organization’s work is performed by workers who are legally recognized as self-employed, or by individuals other than employees or supervised workers, including employees and supervised employees of contractors	Labor relations and fair remuneration	36 & 37	Yes
	f. Report any significant variations in employment numbers (such as seasonal variations in employment in the tourism or agricultural industries)	N/A - please see Other indicators	50 - 53	Yes

ASML Corporate Responsibility Report 2014	63

GRI disclosure #	GRI description	Reference	Page #	External assurance
STRATEGY AND ANALYSIS

G4-11	Report the percentage of total employees covered by collective bargaining agreements	Labor relations and fair remunerations	36	Yes

G4-12	Describe the organization’s supply chain	Sustainable relationship with suppliers	30	Yes

G4-13	Report any significant changes during the reporting period regarding the organization’s size, structure, ownership, or its supply chain including:	About the report Annual report (Information on the company)	55	Yes

	– Changes in the location of, or changes in, operations, including facility openings, closings, and expansions

	– Changes in the share capital structure and other capital formation, maintenance, and alteration operations (for private sector organizations)	Annual report (Shareholders equity) About the report		Yes*
	– Changes in the location of suppliers, the structure of the supply chain, or in relationships with suppliers, including selection and termination	Annual report (Information on the company)	55	Yes

G4-14	Report whether and how the precautionary approach or principle is addressed by the organization	Business risk and business continuity	33	Yes

G4-15	List externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses	Sustainable relationship with suppliers, Business ethics and human rights, Product safety and compliance	31, 34 & 41	Yes

G4-16

List memberships of associations (such as industry associations) and national or international advocacy organizations in which the organization:

–   Holds a position on the governance body

–   Participates in projects or committees

–   Provides substantive funding beyond routine membership dues

–   Views membership as strategic

		Sustainable relationship with suppliers, Business ethics and human rights, Labor relations	31, 34, 36	Yes
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES
G4-17	a. List all entities included in the organization’s consolidated financial statements or equivalent documents	Annual report (Exhibit index: List of main subsidiaries)		Yes*

	b. Report whether any entity included in the organization’s consolidated financial statements or equivalent documents is not covered by the report	Non-financial data definitions	57-62	Yes

G4-18	a. Explain the process for defining the report content and the Aspect Boundaries b. Explain how the organization has implemented the Reporting Principles for Defining Report Content	Our stakeholders and CR strategy	14 & 15	Yes

G4-19	List all the material Aspects identified in the process for defining report content	Our stakeholders and CR strategy	15	Yes

G4-20	For each material Aspect, report the Aspect Boundary within the organization, as follows: – Report whether the Aspect is material within the organization – If the Aspect is not material for all entities within the organization (as described in G4-17), select one of the following two approaches and report either: – The list of entities or groups of entities included in G4-17 for which the Aspect is not material or – The list of entities or groups of entities included in G4-17 for which the Aspects is material – Report any specific limitation regarding the Aspect Boundary within the organization	Our stakeholders and CR strategy	15	Yes

ASML Corporate Responsibility Report 2014 64	64

GRI disclosure #	GRI description	Reference	Page #	External assurance
STRATEGY AND ANALYSIS
G4-21	For each material Aspect, report the Aspect Boundary outside the organization, as follows:	Our stakeholders and CR strategy	15	Yes

–   Report whether the Aspect is material outside of the organization

–   If the Aspect is material outside of the organization, identify the entities, groups of entities or elements for which the Aspect is material. In addition, describe the geographical location where the Aspect is material for the entities identified

–   Report any specific limitation regarding the Aspect Boundary outside the organization

G4-22	Report the effect of any restatements of information provided in previous reports, and the reasons for such restatements	About the report	56	Yes

G4-23	Report significant changes from previous reporting periods in the Scope and Aspect Boundaries	About the report	55	Yes
STAKEHOLDER ENGAGEMENT
G4-24	Provide a list of stakeholder groups engaged by the organization	Our stakeholders and CR strategy	12, 13 & 14	Yes

G4-25	Report the basis for identification and selection of stakeholders with whom to engage	Our stakeholders and CR strategy	12, 13 & 14	Yes

G4-26	Report the organization’s approach to stakeholder engagement, including frequency of engagement by type and by stakeholder group, and an indication of whether any of the engagement was undertaken specifically as part of the report preparation process	Our stakeholders and CR strategy	12, 13 & 14	Yes

G4-27	Report key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and concerns.	Our stakeholders and CR strategy	12, 13 & 14	Yes
REPORT PROFILE
G4-28	Reporting period (such as fiscal or calendar year) for information provided	About the report	55	Yes

G4-29	Date of most recent previous report (if any)	About the report	55	Yes

G4-30	Reporting cycle (such as annual, biennial)	About the report	55	Yes

G4-31	Provide the contact point for questions regarding the report or its contents	AMSL contact information	76	Yes

G4-32

a. Report the ‘in accordance’ option the organization has chosen

b. Report the GRI Content Index for the chosen option

c. Report the reference to the External Assurance Report, if the report has been externally assured. GRI recommends the use of external assurance but it is not a requirement to be ‘in accordance’ with the Guidelines.

		About the report	55 & 56	Yes

G4-33	a. Report the organization’s policy and current practice with regard to seeking external assurance for the report b. If not included in the assurance report accompanying the sustainability report, report the scope and basis of any external assurance provided c. Report the relationship between the organization and the assurance providers d. Report whether the highest governance body or senior executives are involved in seeking assurance for the organization’s sustainability report	About the report	56	Yes
GOVERNANCE
G4-34	Report the governance structure of the organization, including committees of the highest governance body. Identify any committees responsible for decision-making on economic, environmental and social impacts	Governance	19	Yes
ETHICS AND INTEGRITY
G4-56	Describe the organization’s values, principles, standards and norms of behavior such as codes of conduct and codes of ethics	Business ethics and human rights	34	Yes

ASML Corporate Responsibility Report 2014	65

GRI disclosure #	GRI description	GRI sub-heading	Page #	External assurance

MATERIAL THEMES
Innovation
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	18, 20 & 21	Yes

Own indicator	There is no specific GRI indicator for this theme but we report against R&D spend		8 & 21	Yes*
Knowledge management
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	18, 21 & 22	Yes

Own indicator	There is no specific GRI indicator for this theme but we report # of technical training hours per FTE, # of technical training programs and # employees who completed a technical training course		22	Yes
Product stewardship
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	18, 23 & 24	Yes

G4-EN27	a. Report quantitatively the extent to which environmental impacts of products and services have been mitigated during the reporting period b. If use-oriented figures are employed, report the underlying assumptions regarding consumption patterns or normalization factors	Product and Services (Environmental)	23	Yes
Talent management
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	18, 25 & 26	Yes

G4-LA9	Report the average hours of training that the organization’s employees have undertaken during the reporting period, by: – Gender – Employee category	Training and Education (Labor practices and decent work)	22 & 26 (Employee category not deemed material to disclose)	Yes
Own indicator	We also choose to disclose development plan implementation % and attrition %		25 & 26	Yes
Sustainable relationship with our people
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	18, 26 & 27	Yes

G4-LA1	a. Report the total number and rate of new employee hires during the reporting period, by age group, gender and region	Employment (Labor practices and decent work)	52 & 53	Yes
	b. Report the total number and rate of employee turnover during the reporting period, by age group, gender and region		25, 50 & 52	Yes

Please also see G4-9 and G4-10
Own indicator	We also choose to disclose information on our employee survey, Me@ASML, as well as other relevant metrics (please see appendix) for example nationalities		27, 50 & 51	Yes

ASML Corporate Responsibility Report 2014	66

GRI disclosure #	GRI description	GRI sub-heading	Page #	External assurance
MATERIAL THEMES
Sustainable relationship with our customers
DMA	a. Report why the Aspect is material. Report the impacts that make this Aspect material.	DMA	18, 28 & 29	Yes

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

G4-PR5	Report the results or key conclusions of customer satisfaction surveys (based on statistically relevant sample sizes) conducted in the reporting period relating to information about: – The organization as a whole – A major product or service category – Significant locations of operation	Product and Service labelling (product responsibility)	28	Yes
Sustainable relationship with our suppliers
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	18, 30, 31 & 32	Yes

G4-EC9	a. Report the percentage of the procurement budget used for significant locations of operation spent on suppliers local to that operation (such as percentage of products and services purchased locally)	Procurement Practices (Economic)	30	Yes
	b. Report the organization’s geographical definition of ‘local’		30	Yes
	c. Report the definition used for ‘significant locations of operation’		8	Yes

G4-EN32	Report the percentage of new suppliers that were screened using environmental criteria	Supplier Environmental Assessment (Environmental)	31	Yes

G4-EN33

a. Report the number of suppliers subject to environmental impact assessments

b. Report the number of suppliers identified as having significant actual and potential negative environmental impacts

c. Report the significant actual and potential negative environmental impacts identified in the supply chain

d. Report the percentage of suppliers identified as having significant actual and potential negative environmental impacts with which improvements were agreed upon as a result of assessment

e. Report the percentage of suppliers identified as having significant actual and potential negative environmental impacts with which relationships were terminated as a result of assessment, and why

		Supplier Environmental Assessment (Environmental)	31 & 32 (for business critical suppliers only)	Yes

G4-LA14	Report the percentage of new suppliers that were screened using labor practices criteria	Supplier Assessment for Labor Practices (Labor Practices and Decent Work)	31	Yes

G4-LA15

a. Report the number of suppliers subject to impact assessments for labor practices

b. Report the number of suppliers identified as having significant actual and potential negative impacts for labor practices

c. Report the significant actual and potential negative impacts for labor practices identified in the supply chain

d. Report the percentage of suppliers identified as having significant actual and potential negative impacts for labor practices with which improvements were agreed upon as a result of assessment

e. Report the percentage of suppliers identified as having significant actual and potential negative impacts for labor practices with which relationships were terminated as a result of assessment, and why

		Supplier Assessment for Labor Practices (Labor Practices and Decent Work)	31 & 32 (for business critical suppliers only)	Yes

G4-HR10	Report the percentage of new suppliers that were screened using human rights criteria	Supplier Human Rights Assessment (Human rights)	31	Yes

G4-HR11

a. Report the number of suppliers subject to human rights impact assessments

b. Report the number of suppliers identified as having significant actual and potential negative human rights impacts

c. Report the significant actual and potential negative human rights impacts identified in the supply chain

		Supplier Human Rights Assessment (Human rights)	31 & 32 (for business critical suppliers only)	Yes

ASML Corporate Responsibility Report 2014	67

GRI disclosure #	GRI description	GRI sub-heading	Page #	External assurance
MATERIAL THEMES

d. Report the percentage of suppliers identified as having significant actual and potential negative human rights impacts with which improvements were agreed upon as a result of assessment

e. Report the percentage of suppliers identified as having significant actual and potential negative human rights impacts with which relationships were terminated as a result of assessment, and why

G4-SO9	Report the percentage of new suppliers that were screened using criteria for impacts on society	Supplier assessment for Impacts on Society (Society)	31	Yes

G4-SO10

a. Report the number of suppliers subject to assessments for impacts on society

b. Report the number of suppliers identified as having significant actual and potential negative impacts on society

c. Report the significant actual and potential negative impacts on society identified in the supply chain

d. Report the percentage of suppliers identified as having significant actual and potential negative impacts on society with which improvements were agreed upon as a result of assessment

e. Report the percentage of suppliers identified as having significant actual and potential negative impacts on society with which relationships were terminated as a result of assessment, and why

		Supplier assessment for Impacts on Society (Society)	31 & 32 (for business critical suppliers only)	Yes

Please also see G4-12
Own indicator	We also choose to disclose additional information on our supplier audits and different types of suppliers and spend		30 & 32	Yes

We are required by GRI to report only on the material themes, however for transparency and completeness reasons we are also including some GRI disclosures for the responsible business behavior themes. These have been included below. We therefore don’t always fully comply with the GRI indicator and omissions are mentioned in the reference (page #) column. Where a ‘yes*’ exists in the external assurance column, for the figures adopted, please refer to the annual report and the report of the independent registered public accounting firm.

GRI disclosure #	GRI description	GRI sub-heading	Page #	External assurance
RESPONSIBLE BUSINESS BEHAVIOR THEMES
Business Risk and business continuity
DMA	a. Report why the Aspect is material. Report the impacts that make this Aspect material. b. Report how the organization manages the material Aspect or its impacts c. Report the evaluation of the management approach, including: • The mechanisms for evaluating the effectiveness of the management approach • The results of the evaluation of the management approach • Any related adjustments to the management approach	DMA	33	Yes

G4-EC1

a. Report the direct economic value generated and distributed (EVG&D) on an accruals basis including the basic components for the organization’s global operations. If data is presented on a cash basis, report the justification for this decision and report the basic components as listed below:

Direct economic value generated:

–  Revenues

Economic value distributed:

–  Operating costs

–  Employee wages and benefits

–  Payments to providers of capital

–  Payments to government (by country)

–  Community investments

–  Economic value retained (calculated as ‘Direct economic value generated’ less ‘Economic value distributed’)

b. To better assess local economic impacts, report EVG&D separately at country, regional, or market levels, where significant. Report the criteria used for defining significance

		Economic Performance (Economic)	Annual report	Yes*
Please also see G4-14

ASML Corporate Responsibility Report 2014	68

GRI disclosure #	GRI description	GRI sub-heading	Page #	External assurance
RESPONSIBLE BUSINESS BEHAVIOR THEMES
Business ethics and human rights
DMA	a. Report why the Aspect is material. Report the impacts that make this Aspect material.	DMA	34 & 35	Yes

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

G4-SO4	a. Report the total number and percentage of governance body members that the organization’s anti-corruption policies and procedures have been communicated to, broken down by region	Anti-corruption (Society)	Not disclosed	N/A
	b. Report the total number and percentage of employees that the organization’s anti-corruption policies and procedures have been communicated to, broken down by employee category and region		Not disclosed	N/A

c. Report the total number and percentage of business partners that the organization’s anti-corruption policies and procedures have been communicated to, broken down by type of business partner and region

			Not disclosed	N/A
	d. Report the total number and percentage of governance body members that have received training on anti-corruption, broken down by region		35 disclosed on a total basis not by employee type or region)	Yes
	e. Report the total number and percentage of employees that have received training on anti-corruption, broken down by employee category and region		35 disclosed on a total basis not by employee type or region)	Yes

G4-SO7	a. Report the total number of legal actions pending or completed during the reporting period regarding anti-competitive behavior and violations of antitrust and monopoly legislation in which the organization has been identified as a participant b. Report the main outcomes of completed legal actions, including any decisions or judgments	Anti-competitive behavior (Society)	35	Yes

G4-SO8

a. Report significant fines and non-monetary sanctions in terms of:

–  Total monetary value of significant fines

–  Total number of non-monetary sanctions

–  Cases brought through dispute resolution mechanisms

b. If the organization has not identified any noncompliance with laws or regulations, a brief statement of this fact is sufficient

c. Report the context against which significant fines and non-monetary sanctions were incurred

		Compliance (Society)	Annual report (Legal proceedings)	Yes*

Please also see G4-HR10 and G4-HR11 (Sustainable relationship with suppliers) and G4-56
Own indicator	We also choose to disclose # of ethics liaisons, # of reports and complaints of noncompliance with our code of conduct		35	Yes

Tax strategy and transparency
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	36 part a not addressed and part c partially addressed	Yes

There is no specific GRI indicator for this theme
Labor relations and fair remuneration
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	36, 37 & 38	Yes

Please also see G4-LA14 and G4-LA15 (Sustainable relationship with suppliers), G4-11 and G4-10e
Community involvement
DMA	a. Report why the Aspect is material. Report the impacts that make this Aspect material. b. Report how the organization manages the material Aspect or its impacts	DMA	38, 39 & 40	Yes

ASML Corporate Responsibility Report 2014	69

GRI disclosure #	GRI description	GRI sub-heading	Page #	External assurance
RESPONSIBLE BUSINESS BEHAVIOR THEMES

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

G4-SO1

Report the percentage of operations with implemented local community engagement, impact assessments, and development programs, including the use of:

–   Social impact assessments, including gender impact assessments, based on participatory processes

–   Environmental impact assessments and ongoing monitoring

–   Public disclosure of results of environmental and social impact assessments

–   Local community development programs based on local communities’ needs

–   Stakeholder engagement plans based on stakeholder mapping

–   Broad based local community consultation committees and processes that include vulnerable groups

–   Works councils, occupational health and safety committees and other employee representation bodies to deal with impacts

–   Formal local community grievance processes

		Local Communities (Society)	38, 39 & 40 (Local community development and stakeholder engagement addressed but loose link to indicator	Yes

Please also see G4-SO9 and G4-SO10 (Sustainable relationship with suppliers)
Own indicator	We choose to disclose information on sponsorship spend		39 & 40	Yes
Conflict minerals
DMA	a. Report why the Aspect is material. Report the impacts that make this Aspect material. b. Report how the organization manages the material Aspect or its impacts c. Report the evaluation of the management approach, including: • The mechanisms for evaluating the effectiveness of the management approach • The results of the evaluation of the management approach • Any related adjustments to the management approach	DMA	41	Yes

There is no specific GRI indicator for this theme
Product safety and compliance
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	41 & 42	Yes

G4-PR2

a. Report the total number of incidents of noncompliance with regulations and voluntary codes concerning the health and safety impacts of products and services within the reporting period, by:

–  Incidents of noncompliance with regulations resulting in a fine or penalty

–  Incidents of noncompliance with regulations resulting in a warning

–  Incidents of noncompliance with voluntary codes

b. If the organization has not identified any noncompliance with regulations and voluntary codes, a brief statement of this fact is sufficient

		Customer Health and Safety (Product Responsibility)	42 & 50	Yes

G4-PR9	a. Report the total monetary value of significant fines for noncompliance with laws and regulations concerning the provision and use of products and services b. If the organization has not identified any noncompliance with laws or regulations, a brief statement of this fact is sufficient	Compliance (Product Responsibility)	42	Yes
Environmental efficiency own operations
DMA

a. Report why the Aspect is material. Report the impacts that make this Aspect material.

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

		DMA	43 - 48	Yes

G4-EN8	a. Report the total volume of water withdrawn from the following sources:	Water (Environmental)	46 & 50	Yes

–  Surface water, including water from wetlands, rivers, lakes, and oceans

–  Ground water

–  Rainwater collected directly and stored by the organization

–  Waste water from another organization

–  Municipal water supplies or other water utilities

	b. Report standards, methodologies, and assumptions used		Not deemed necessary to disclose due to source of water used	Yes

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GRI disclosure #	GRI description	GRI sub-heading	Page #	External assurance

RESPONSIBLE BUSINESS BEHAVIOR THEMES

G4-EN15	a. Report gross direct (Scope 1) GHG emissions in metric tons of CO2 equivalent, independent of any GHG trades, such as purchases, sales, or transfers of offsets or allowances	Emissions (Environmental)	50	Yes
	b. Report gases included in the calculation (whether CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, or all)		50	Yes
	c. Report biogenic CO2 emissions in metric tons of CO2 equivalent separately from the gross direct (Scope 1) GHG emissions		50	Yes

d. Report the chosen base year, the rationale for choosing the base year, emissions in the base year, and the context for any significant changes in emissions that triggered recalculations of base year emissions

			44 (rationale for base year, gross emissions in base year not disclosed)	Yes
	e. Report standards, methodologies, and assumptions used		59, 60 & 61	Yes
	f. Report the source of the emission factors used and the global warming potential (GWP) rates used or a reference to the GWP source		Not disclosed	N/A
	g. Report the chosen consolidation approach for emissions (equity share, financial control, operational control)		Not disclosed	N/A

G4-EN16	a. Report gross energy indirect (Scope 2) GHG emissions in metric tons of CO2 equivalent, independent of any GHG trades, such as purchases, sales, or transfers of offsets or allowances	Emissions (Environmental)	50	Yes
	b. Report gases included in the calculation, if available		50	Yes

c. Report the chosen base year, the rationale for choosing the base year, emissions in the base year, and the context for any significant changes in emissions that triggered recalculations of base year emissions

			44 (rationale for base year, gross emissions in base year not disclosed)	Yes
	d. Report standards, methodologies, and assumptions used		59, 60 & 61	Yes
	e. Report the source of the emission factors used and the global warming potential (GWP) rates used or a reference to the GWP source, if available		Not disclosed	N/A
	f. Report the chosen consolidation approach for emissions (equity share, financial control, operational control)		Not disclosed	N/A

G4-EN23

a. Report the total weight of hazardous and nonhazardous waste, by the following disposal methods:

–   Reuse

–   Recycling

–   Composting

–   Recovery, including energy recovery

–   Incineration (mass burn)

–   Deep well injection

–   Landfill

–   On-site storage

–   Other (to be specified by the organization)

		Effluents and Waste (Environmental)	46 & 50 Waste recycling reported at a total level - please refer to definitions on page 60 for what comprises this figure	Yes

b. Report how the waste disposal method has been determined:

–   Disposed of directly by the organization or otherwise directly confirmed

–   Information provided by the waste disposal contractor

–   Organizational defaults of the waste disposal contractor

G4-EN29	a. Report significant fines and non-monetary sanctions in terms of: – Total monetary value of significant fines – Total number of non-monetary sanctions – Cases brought through dispute resolution mechanisms b. Where organizations have not identified any noncompliance with laws or regulations, a brief statement of this fact is sufficient	Compliance (Environmental)	47	Yes

G4-EN34	a. Report the total number of grievances about environmental impacts filed through formal grievance mechanisms during the reporting period b. Of the identified grievances, report how many were: – Addressed during the reporting period – Resolved during the reporting period c. Report the total number of grievances about environmental impacts filed prior to the reporting period that were resolved during the reporting period	Environmental Grievance Mechanisms (Environmental)	47	Yes

Please also see G4-EN32 and G4-EN33 (Sustainable relationship with suppliers)
Own indicator	We also choose to disclosure information on energy usage, energy & CO2 reduction, and other relevant metrics		18, 45 & 50	Yes

ASML Corporate Responsibility Report 2014	71

GRI disclosure #	GRI description	GRI sub-heading	Page #	External assurance
RESPONSIBLE BUSINESS BEHAVIOR THEMES
Employee health and safety
DMA	a. Report why the Aspect is material. Report the impacts that make this Aspect material.	DMA	48 & 49	Yes

b. Report how the organization manages the material Aspect or its impacts

c. Report the evaluation of the management approach, including:

•   The mechanisms for evaluating the effectiveness of the management approach

•   The results of the evaluation of the management approach

•   Any related adjustments to the management approach

G4-LA6

a. Report types of injury, injury rate (IR), occupational diseases rate (ODR), lost day rate (LDR), absentee rate (AR) and work-related fatalities, for the total workforce (that is, total employees plus supervised workers), by:

–   Region - Gender

		Occupational Health and Safety (Labor Practices and Decent Work)	48, 49 & 50 (No disclosure on ODR or IR. Disclosures by gender also not given.)	Yes

b. Report types of injury, injury rate (IR), occupational diseases rate (ODR), lost day rate (LDR), absentee rate (AR) and work-related fatalities for independent contractors working on-site to whom the organization is liable for the general safety of the working environment, by:

–   Region - Gender

			Not disclosed for independent contractors	N/A
	c. Report the system of rules applied in recording and reporting accident statistics		49	Yes

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Forward looking statements

This report contains statements relating to certain statements that are forward-looking, including (i) statements with respect to expected developments in the semiconductor industry and industry trends, including the continuation of Moore’s Law, and lithography industry trends, (ii) ASML’s goals, strategies and ambitions, including its strategies, priorities, targets, KPIs and key risks with respect to ASML’s corporate responsibility (CR) strategy and ASML’s CR outlook for 2015, (iii) development of technology, including EUV technology, performance of our EUV systems, including targeted EUV system performance and integration of light source, and other development goals, including reducing cost of ownership of tools, (iv) expected or indicative financial results or targets, including revenue and earnings per share, and R&D spending, (v) ASML’s plans to use obsolete hardware in new systems and its strategy to make its tools more resource efficient, (vi) ASML’s technological roadmap, including with respect to shrink, and ASML’s outlook with respect to customer service and its efforts to help customers enhance shrink, (vii) ASML’s supply chain risk and performance and strategies and goals with respect to customer and supplier intimacy, strategies and goals with respect to risk management and compliance, (viii) ASML’s code of conduct and business principles, including ethical behavior, sustainable business practice, tax transparency, labor relations, remuneration policy, community involvement, conflict minerals, product safety, and compliance, employee health and safety and the use of hazardous substances, and (ix) environmental efficiency goals, including ASML’s goal to reduce its carbon footprint, carbon reduction targets and energy savings, use of renewable energy and water consumption, management of waste, and the management and reduction of hazardous substances.

You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current goals, expectations, estimates, assumptions, and strategies about ASML’s business and our future performance and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of ASML’s customer base), the impact of general economic conditions on consumer confidence and demand for ASML’s customers’ products, competitive products and pricing, affordability of shrink, the continuation of Moore’s Law, the impact of manufacturing efficiencies and capacity constraints, performance of ASML’s systems, including EUV systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products and customers meeting their own development roadmaps, market demand for our existing products and for new products, ASML’s ability to reduce costs, ASML’s ability to maintain or increase market share, ASML’s ability to meet or perform its goals, strategies, ambitions, targets and KPIs set out in this report and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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List of abbreviations

Abbreviation	Description
AIR	ASML Issue Resolution system
Annual Report	Annual Report on Form 20-F
ARCNL	Advanced Research Center for Nanolithography
ASML	ASML Holdings N.V. and its subsidiaries
ASML’s website	www.asml.com
Canon	Canon Kabushiki Kaisha
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COO	Chief Operations Officer
CR	Corporate responsibility
CRSB	Corporate Risk and Sustainability Board
CS	Customer Support
CTO	Chief Technology Officer
Cymer	Cymer Inc. and its subsidiaries
D&E	Development and engineering
DAP	Development Action Plan
DJSI	Dow Jones Sustainability Indices
DRAM	Dynamic Random Access Memory
DUV	Deep ultraviolet
EHS	Environment, health, and safety
EICC	Electronic Industry Citizenship Coalition
EPS	Earnings per share
ERMs	Executive review meetings
EU	European Union
EUV	Extreme Ultraviolet
EVP	Executive Vice President
FAB	Fabrication plant (semiconductors)
FOM	Foundation for Fundamental Research on Matter and part of NWO (Stichting voor Fundamenteel onderzoek der Materie en onderdeel van NWO)
FTEs	Full-time equivalents
GeSI	Global e-Sustainability Initiative
GHG	Greenhouse Gas
GOs	Guarantees of origin
GPTW	Great Place to Work
GRI	Global Reporting Initiative
HR&O	Human Resources and Organization
HR4U	ASML’s integrated Human Resources information system
HSM	Hazardous Substance Management
ILO	International Labour Organization
imec	Interuniversitair Micro-Elektronica Centrum
IPR	Intellectual Property Rights
IRM	Installation Requirement Manual
KPI	Key performance indicator
kWh	kilo Watt hour
Logic	Micro-processor manufacturers and Foundries
LTA	Lost time accident
Memory	NAND-Flash memory and DRAM memory chip makers
NASDAQ	NASDAQ Stock Market LLC
NAND	A binary operator composite of ‘NOT AND’
NC	Nonconformance
Nikon	Nikon Corporation
NL	The Netherlands
nm	Nanometer (one billionth of a meter)
NPR	Non-product related

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body
NXE:3300B	Third-generation EUV systems
NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay
OECD	Organization for Economic Cooperation and Development
PAS	Philips Automatic Stepper
PGP	Product Generation Process
PPM	People Performance Management Process
PR	Product related
QLTCS	Quality, Logistics, Technology, Cost, and Sustainability management
QPI	Quality and Process Improvement department
R&D	Research and Development
RECs	Renewable Energy Certificates
REACH	Registration, Evaluation, Authorization, and Restriction of Chemicals
ROAIC	Return on average invested capital
RoHS	Reduction of Hazardous Substances
SAT	Supplier Account Team (also the term used for a ‘business critical’ supplier)
SEC	The United States Securities and Exchange Commission
SEMI	Semiconductor Equipment and Materials International

ASML Corporate Responsibility Report 2014	74

Abbreviation	Description
SPB	Sourcing Policy Board
SVP	Senior Vice President
TJ	Terajoule
TRMs	Technology review meetings
U.S.	United States of America
US GAAP	Generally accepted accounting principles in the United States of America
VBDO	De Vereniging van Beleggers voor Duurzame Ontwikkeling (the Dutch association of investors for sustainable development)
VLSI	An independent industry research firm that surveyed customers representing 95% of the world’s total semiconductor market
Yieldstar	Advanced wafer metrology system

ASML Corporate Responsibility Report 2014	75

ASML contact information

Corporate headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

Corporate Communications

Tel: +31 40 268 4941

Fax: +31 40 268 3655

E-mail: corpcom@asml.com

Investor Relations

Tel: +31 40 268 3938

E-mail: investor.relations@asml.com

For more information, visit our website:

www.asml.com

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